Exhibit 99.1

GOLDMINING INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

AND MANAGEMENT INFORMATION CIRCULAR

Date and Time:	May 15, 2025, at 12:00 p.m. (Vancouver time)

Place:	1188 West Georgia Street, Suite 1830 Vancouver, British Columbia, V6E 4A2 Canada

March 28, 2025

GOLDMINING INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 15, 2025

TO:	The Shareholders of GoldMining Inc.

NOTICE IS HEREBY GIVEN that the annual general and special meeting of Shareholders of GoldMining Inc. (the "Corporation") will be held at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 4A2, on Thursday, May 15, 2025, at 12:00 p.m. (Vancouver time) (the "Meeting") for the following purposes:

1.	Financial Statements: to receive the financial statements of the Corporation for its last financial year, together with the report of the auditors thereon;

2.	Election of Directors: to elect directors of the Corporation for the ensuing year as set forth in the Corporation's Management Information Circular relating to the Meeting (the "Circular");

3.	Appointment of Auditors: to appoint PricewaterhouseCoopers LLP as auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4.

Approval of Unallocated Options under the Stock Option Plan: to consider and, if thought appropriate, approve an ordinary resolution to approve all unallocated options issuable pursuant to the stock option plan of the Corporation, as more particularly described in the Corporation's Circular;

5.

Approval of Amendments to the Restricted Share Plan: to consider and, if thought appropriate, approve an ordinary resolution to approve certain amendments to the restricted share plan of the Corporation as more particularly described in the Corporation's Circular; and

6.	Other Business: to transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Pursuant to an exemption obtained by the Corporation under the Canada Business Corporations Act (the "CBCA"), the Corporation is using notice-and-access to provide shareholders with electronic access to the Notice of Meeting, Circular, audited annual financial statements of the Corporation for the year ended November 30, 2024 and the accompanying management's discussion and analysis (collectively, the "Meeting Materials"), instead of mailing paper copies. The Meeting Materials are available on the Corporation's website at www.goldmining.com and under the Corporation's profile on www.sedarplus.ca. The use of the notice-and-access provisions reduces costs to the Corporation.

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To request a paper copy of the Meeting Materials by mail or to receive additional information about notice-and-access, please call the Corporation toll free at 1-855-630-1001 (extension 324). There is no cost to you for requesting a paper copy of the Meeting Materials. Any Shareholder wishing to request a paper copy of the Meeting Materials should do so by 4:00 p.m. (Vancouver time) on May 2, 2025, in order to receive and review the Meeting Materials and submit their vote by 12:00 p.m. (Vancouver time) on May 13, 2025, as set out in the proxy or voting instruction form accompanying this Notice. Please retain the proxy or voting instruction form accompanying this Notice as another will not be sent.

The Corporation's board of directors have fixed March 19, 2025, as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment(s) or postponement(s) thereof. Each shareholder of record (a "Registered Shareholder") at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the Circular.

Registered Shareholders are entitled to vote at the Meeting in person or by proxy. Registered Shareholders who are unable to attend the Meeting, or any adjournment(s) or postponement(s) thereof, are requested to complete, sign, date and return the proxy accompanying this Notice in accordance with the instructions set out therein and in the Circular. A proxy will not be valid unless it is received by Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 12:00 p.m. (Vancouver time) on May 13, 2025, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. The Chairman of the Meeting has the discretion to accept proxies received after that time.

Non-registered Shareholders who received a voting instruction form accompanying this Notice through a broker or other intermediary must deliver the voting instruction form in accordance with the instructions provided by such intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting. Non-registered Shareholders must make additional arrangements through such intermediary to vote in person at the Meeting.

Shareholders are reminded to review the Meeting Materials prior to voting.

DATED at Vancouver, British Columbia, this 28th day of March, 2025.

BY ORDER OF THE BOARD OF DIRECTORS OF

GOLDMINING INC.

/s/ Amir Adnani
Amir Adnani
Co-Chairman and Director

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Table of Contents

VOTING INFORMATION	3
Solicitation of Proxies	3
Record Date	4
Quorum and Approval	4
Appointment of Proxyholders	4
Revocability of Proxy	5
Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons	5
Voting by Non-Registered Holders	6
UNITED STATES SHAREHOLDERS	7
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	7
RECEIPT OF FINANCIAL STATEMENTS	7
ELECTION OF DIRECTORS	8
Director Qualifications and Experience	10
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	12
APPOINTMENT OF AUDITORS	12
APPROVAL OF UNALLOCATED OPTIONS UNDER STOCK OPTION PLAN	12
About the Option Plan	12
Adoption and Approvals	12
Common shares issuable under the Option Plan	13
Unallocated Options Resolution	13
APPROVAL OF AMENDED AND RESTATED RESTRICTED SHARE PLAN	14
About the Restricted Share Plan	14
Adoption and Approvals	14
Common shares issuable under the Restricted Share Plan	14
About the Amendment	15
STATEMENT OF EXECUTIVE COMPENSATION	16
Compensation Discussion and Analysis	16
Elements of Compensation	16
Risk Management	17
Executive Compensation Clawback Policy	18
Anti-Hedging and Anti-Pledging Policy	18
Compensation Governance	18
U.S. GoldMining Inc.	19
Summary Compensation Table	21
Performance Graph	23
Outstanding Share-based Awards and Option-based Awards for NEOs	24
Incentive Plan Awards – Value Vested or Earned During the Year for NEOs	25
Pension Plan Benefits	26
Termination and Change of Control Benefits	26
Consulting Agreement with AC Still Management Inc.	27
Director Compensation	27
Outstanding Share-based Awards and Option-based Awards for Directors	29
Incentive Plan Awards – Value Vested or Earned During the Year for Directors	31

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	33
Stock Option Plan	33
Stock Option Plan Burn Rate	36
Restricted Share Plan	36
Restricted Share Plan Burn Rate	38
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	39
MANAGEMENT CONTRACTS	39
CORPORATE GOVERNANCE	39
Audit Committee	39
Board of Directors	40
Independence of the Board	40
Co-Chairmen of the Board of Directors	40
Lead Independent Director	41
Meetings of the Board and Committees of the Board	41
Independent Directors' Meetings	41
Attendance Report	42
Directorships	42
Board Mandate	43
Position Descriptions	43
Orientation and Continuing Education	43
Ethical Business Conduct	44
AI Technologies and Oversight	44
Anti-Corruption Policy	45
Insider Trading and Corporate Disclosure Policy	45
Whistleblower Policy	46
Health & Safety, Environmental & Social Policy	46
Nominating and Corporate Governance Committee	46
Compensation Committee	47
Other Committees of the Board of Directors	47
Safety and Sustainability Committee	48
Assessments	48
Board Renewal	48
Diversity	48
Majority Voting Policy	50
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	50
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	50
REGISTRAR AND TRANSFER AGENT	51
OTHER BUSINESS	51
ADDITIONAL INFORMATION	51
SHAREHOLDER PROPOSALS	51
SHAREHOLDER NOMINATIONS	51
APPROVAL OF CIRCULAR	52
SCHEDULE "A" THIRD AMENDED AND RESTATED STOCK OPTION PLAN OF GOLDMINING INC.	A-1
SCHEDULE "B" COMPARISON DOCUMENT REFLECTING AMENDMENTS TO RESTRICTED SHARE PLAN OF GOLDMINING INC.	B-1

GOLDMINING INC.

MANAGEMENT INFORMATION CIRCULAR

March 28, 2025

This Management Information Circular ("Circular") is being furnished to holders ("Shareholders") of common shares in the capital of GoldMining Inc. (the "Corporation") in connection with the solicitation of proxies by the board of directors and management of the Corporation for use at the annual general and special meeting to be held at 12:00 p.m. (Vancouver time) on Thursday, May 15, 2025, at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 4A2, and any adjournment(s) or postponement(s) thereof (the "Meeting") for the purposes set forth in the Notice of Meeting dated March 28, 2025 (the "Notice of Meeting"), which accompanies and is part of this Circular.

Pursuant to exemptions obtained by the Corporation under the Canada Business Corporations Act (the "CBCA"), the Corporation is using notice-and-access to provide Shareholders with electronic access to the Notice of Meeting, Circular, audited annual financial statements of the Corporation for the year ended November 30, 2024, and the accompanying management's discussion and analysis (collectively, the "Meeting Materials") pursuant to National Instrument 51-102 Continuous Disclosure Obligations ("National Instrument 51-102") and National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("National Instrument 54-101") of the Canadian Securities Administrators. Pursuant to notice-and-access provisions, registered and non-registered Shareholders will be sent a notice package explaining how to access the Meeting Materials and containing a form of proxy or voting instruction form, as applicable and in each case with a supplemental mail list return form for Shareholders to request they be included in the Corporation's supplementary mailing list for receipt of the Corporation's annual and interim financial statements for the 2025 financial year. The Meeting Materials are available on the Corporation's website at www.goldmining.com and under the Corporation's profile on www.sedarplus.ca. Shareholders may contact the Corporation to request a paper copy of the Meeting Materials toll free at 1-855-630-1001 (extension 324).

The information contained in this Circular is given as of March 28, 2025, unless otherwise indicated. All dollar amounts set forth in this Circular are expressed in Canadian dollars, unless otherwise indicated.

VOTING INFORMATION

Solicitation of Proxies

The solicitation of proxies by management of the Corporation will be conducted by mail, using notice-and-access provisions, and may be supplemented by telephone or other personal contact, and such solicitation will be made without special compensation granted to the directors, officers and employees of the Corporation. The Corporation does not reimburse Shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Corporation has requested brokers and nominees who hold stock in their respective names to furnish this Circular and related proxy materials to their customers, and the Corporation will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Corporation.

No person has been authorized to give any information or to make any representation other than as contained in this Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Corporation. The delivery of this Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Circular. This Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Record Date

The board of directors of the Corporation has set the close of business on March 19, 2025, as the record date (the "Record Date") for determining which Shareholders shall be entitled to receive notice of and to vote at the Meeting. Only Shareholders of record ("Registered Shareholders") as of the Record Date are entitled to receive notice of and to vote at the Meeting.

Quorum and Approval

A quorum of Shareholders is required to transact business at the Meeting. Under the Corporation's By-Laws, a quorum is two or more persons present and holding or representing by proxy not less than five percent (5%) of the total number of issued common shares of the Corporation having voting rights at the Meeting. We require a simple majority (50% plus 1) of the votes cast at the Meeting to approve all items of business, unless otherwise stated.

Appointment of Proxyholders

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each common share that such Shareholder held on March 19, 2025, on the resolutions to be voted upon at the Meeting and any other matter to come before the Meeting.

The persons named as proxyholders (the "Designated Persons") in the enclosed form of proxy are directors and/or officers of the Corporation.

A Shareholder has the right to appoint a person or corporation (who need not be a Shareholder) to attend and act for or on behalf of that Shareholder at the Meeting, other than the Designated Persons named in the enclosed form of proxy. A Shareholder may exercise this right by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person, in the blank space provided in the form of proxy. In order to be voted, the completed form of proxy must be received by the Corporation, by mail or by hand, to the attention of Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, by 12:00 p.m. (Vancouver time) on May 13, 2025, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. The time limit for the deposit of proxies may be waived by the board of directors at its discretion without notice.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

Revocability of Proxy

Any Registered Shareholder who has returned a form of proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a form of proxy may be revoked by instrument in writing, including a form of proxy bearing a later date, executed by the Registered Shareholder or by his or her attorney duly authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney thereof. The instrument revoking the form of proxy must be deposited at the same address where the original form of proxy was delivered at any time up to and including the last business day preceding the date of the Meeting, or any adjournment(s) thereof, or with the Chairman of the Meeting on the date of the Meeting but prior to the commencement of the Meeting. A Registered Shareholder who has submitted a form of proxy may also revoke it by attending the Meeting in person (or, if the Shareholder is a corporation, by a duly authorized representative of the corporation attending the Meeting) and registering with the scrutineer thereat as a Registered Shareholder present in person, whereupon such form of proxy shall be deemed to have been revoked. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space on the form of proxy. If the instructions as to voting indicated in the proxy are certain, the common shares represented by the form of proxy will be voted or withheld from voting in accordance with the instructions given in the form of proxy. If the Shareholder specifies a choice in the form of proxy with respect to a matter to be acted upon, then the common shares represented will be voted or withheld from the vote on that matter accordingly. The common shares represented by a form of proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the common shares will be voted accordingly.

If no choice is specified in the form of proxy with respect to a matter to be acted upon, the form of proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy. It is intended that the Designated Persons will vote the common shares represented by the form of proxy in favour of each matter identified in the form of proxy, including the vote for the election of the nominee(s) to the board of directors and for the appointment of the independent auditors of the Corporation.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the common shares on any matter, the common shares that are the subject of the abstention or withholding will be counted for the determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

Voting by Non-Registered Holders

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are "non-registered" Shareholders because the common shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the common shares. More particularly, a person is not a Registered Shareholder in respect of common shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc.) of which the Intermediary is a participant. In accordance with the requirements set out in National Instrument 54-101, the Corporation has distributed copies of the Meeting Materials and form of proxy to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders and has posted the Meeting Materials on the Corporation's website at www.goldmining.com and under the Corporation's profile at www.sedarplus.ca.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the Non-Registered Holder, but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Corporation as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one-page pre-printed form. Sometimes, instead of a one-page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Pursuant to National Instrument 54-101, issuers can obtain a list of their NOBOs from Intermediaries for distribution of proxy-related materials directly to NOBOs. Pursuant to National Instrument 54-101, the Corporation does not intend to pay for Intermediaries to forward the Meeting Materials to Objecting Beneficial Owners. Accordingly, Objecting Beneficial Owners will not receive the Meeting Materials unless the Intermediary holding shares on their behalf assumes the cost of delivery.

These securityholder materials are being sent to both Registered Shareholders and Non-Registered Holders, using notice-and-access provisions. If you are a Non-Registered Holder and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

UNITED STATES SHAREHOLDERS

This solicitation of proxies and voting instruction forms involves securities of a corporation located in Canada and is being effected in accordance with the corporate and securities laws of the province of British Columbia, Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), are not applicable to the Corporation or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of the province of British Columbia, Canada, differ from the disclosure and proxy solicitation requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the CBCA, some of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign corporation or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign corporation and its officers and directors to subject themselves to a judgment by a United States court.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation's authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. As of the close of business on March 19, 2025, the Corporation had 196,025,957 common shares issued and outstanding and no preferred shares issued and outstanding. The common shares are the only shares entitled to be voted at the Meeting. On a show of hands, every person present and entitled to vote at the Meeting will be entitled to one vote. On a ballot, every person present and entitled to vote will be entitled to one vote for each common share held.

To the knowledge of management of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of all voting rights of the Corporation as of the date hereof.

RECEIPT OF FINANCIAL STATEMENTS

The board of directors will place before the Shareholders at the Meeting, the financial statements of the Corporation, including comparative financial statements, for its last financial year, together with the auditors' report thereon.

ELECTION OF DIRECTORS

The number of directors to be elected at the Meeting is determined from time to time by resolution of the board of directors, such number being not more than twenty and not less than three. The directors have fixed the size of the board of directors at six directors.

The board of directors is recommending six persons (the "Nominees") for election at the Meeting. Each of the six persons whose name appears below is proposed by the board of directors to be nominated for election as a director of the Corporation to serve until the next annual general meeting of the Shareholders or until the director sooner ceases to hold office.

The following table sets forth the names and province or state and country of residence of the Nominees, all office positions of the Corporation now held by the Nominees, the Nominees' principal occupations for the preceding five years, the period of time for which each Nominee has been a director of the Corporation and the number of common shares of the Corporation, options to purchase common shares of the Corporation ("Options") and restricted share rights to acquire common shares of the Corporation ("RSRs"), beneficially owned by the Nominees, directly or indirectly, or over which each Nominee exercises control or direction, as of the date hereof.

Amir Adnani(1) British Columbia, Canada Age: 47 Director since August 18, 2010 Chairman since January 4, 2011 Co-Chairman since January 6, 2023 Non-Independent

Mr. Adnani is a founder and serves as President, Chief Executive Officer, Principal Executive Officer and a director of Uranium Energy Corp., a uranium mining and exploration company listed on the NYSE American, since January 2005. Mr. Adnani also serves as Chairman and a director of Uranium Royalty Corp. ("URC"), a uranium royalty and streaming company listed on the Toronto Stock Exchange (the "TSX") and the NASDAQ Capital Market, since August 2019. Uranium Energy Corp. currently owns approximately 13% of the outstanding shares of URC.

The Corporation's board of directors has reviewed Mr. Adnani's commitments on the boards of directors of other publicly traded companies and has determined that, given Uranium Energy Corp.'s status as a significant shareholder of URC, Mr. Adnani's background and experience in the mining industry and the royalty issuer model of URC, Mr. Adnani currently has sufficient time to devote to the Corporation's affairs to fulfill his responsibilities as a member of the Corporation's board of directors. In making such determination, the board of directors also considered that Mr. Adnani has attended 100% of all board meetings in the last financial year and makes valuable contributions at the board level given his background and experience in mining and his role as a founder of the Corporation.

Securities Held
	Common Shares Options RSRs	6,750,694(2) 2,400,000 265,000

David Garofalo(1)(6) British Columbia, Canada Age: 59 Director since January 6, 2023 Co-Chairman since January 6, 2023 Non-Independent

Mr. Garofalo has served as Chairman, Chief Executive Officer, President and a director of Gold Royalty Corp. ("GRC"), a gold-focused royalty company listed on the NYSE American, since August 2020. Mr. Garofalo served as President and Chief Executive Officer of Goldcorp Inc., a gold mining company, from 2016 to 2019 and as President and Chief Executive Officer of Hudbay Minerals Inc., a diversified mining company, from 2010 to 2015.

In August 2020, Mr. Garofalo was appointed as a director of GRC, which at the time was a subsidiary of the Corporation. Upon completion of GRC's initial public offering in March 2021, the Corporation owned approximately 48% of the outstanding shares of GRC and, as a result of various shares issued as consideration in connection with acquisitions by GRC, the Corporation currently owns approximately 13% of the outstanding shares of GRC. The Corporation's board of directors has reviewed Mr. Garofalo's commitments on the boards of directors of other publicly traded companies and has determined that, given the intercompany relationships between the Corporation and GRC, Mr. Garofalo's background and experience in the mining industry and the royalty issuer model of GRC, Mr. Garofalo currently has sufficient time to devote to the Corporation's affairs to fulfill his responsibilities as a member of the Corporation's board of directors. In making such determination, the board of directors also considered that Mr. Garofalo has attended 100% of all board meetings in the last financial year and makes valuable contributions at the board level given his background and experience in mining.

Securities Held
	Common Shares Options RSRs	31,250 1,570,000 93,750

David Kong(3)(4) British Columbia, Canada Age: 78 Director since October 29, 2010 Independent

Mr. Kong has served as a director of Uranium Energy Corp., a uranium mining and exploration company, since January 2011, as a director of Silvercorp Metals Inc., a mining company, from November 2011 to September 2023 and as a director of New Pacific Metals Corp., a mining and exploration company, from November 2010 to December 2022. Mr. Kong was a partner at Ellis Foster, Chartered Accountants from 1981 to 2004, before merging with Ernst & Young LLP in 2005, where he was a partner until 2010.

Securities Held
	Common Shares Options RSRs	141,438(7) 400,000 Nil

Gloria Ballesta(3)(4)(5)(6) Bogotá, Capital District, Colombia Age: 49 Director since August 18, 2010 Lead Independent Director

Ms. Ballesta has served as Chief Executive Officer of Camglo Management SAS, a private company dedicated to software security solutions, since December 2023, as a director of Uranium Energy Corp., a uranium mining and exploration company, since July 2018, and served as Chief Executive Officer of Content Mode SAS, a private Colombian company and contact center, from January 2016 to December 2023. Ms. Ballesta served as a paralegal for Uranium Energy Corp. from May 2010 to December 2012.

Securities Held
	Common Shares Options RSRs	29,152 400,000 Nil

Mario Bernardo Garnero(4)(5) Sao Paulo, Brazil Age: 59 Director since March 28, 2018 Independent

Mr. Garnero serves as Marketing Director and Superintendent Director of the Brasilinvest Group, a Brazilian business established in 1975 as a private merchant bank. Mr. Garnero also serves as Vice President of Brasilinvest USA, a company which represents the interests of Brasilinvest Group in the United States. Mr. Garnero is also President of Fórum das Américas, a Brazilian company established in 1978 dedicated to important discussions related to the American continent such as sustainable development, human rights and the environment.

Securities Held
	Common Shares Options RSRs	96,653 390,000 Nil

Anna Tudela(3)(5)(6) British Columbia, Canada Age: 64 Director since May 24, 2023 Independent

Ms. Tudela is an independent consultant. Ms. Tudela has served as a director of Regulus Resources Inc., a mineral exploration company listed on the TSX Venture Exchange, since October 2020, as a director of Gunpoint Exploration Ltd., a mineral exploration company listed on the TSX Venture Exchange, since October 2021 and as a director of Sabina Gold & Silver Corp., an emerging gold mining company listed on the TSX, from January 2021 to April 2023. Ms. Tudela served as Vice President of Diversity, Regulatory Affairs and Corporate Secretary of Goldcorp Inc., a gold mining company from 2005 to 2019.

Securities Held
	Common Shares Options RSRs	5,000 265,000 Nil

Notes:

(1)   Mr. Adnani and Mr. Garofalo do not sit on any key committees.

(2)   Includes 1,487,654 common shares held by Amir Adnani Corp. and 150,000 common shares owned by Mr. Adnani's spouse.

(3)   Member of the Audit Committee.

(4)   Member of the Compensation Committee.

(5)   Member of the Nominating and Corporate Governance Committee.

(6)   Member of the Safety and Sustainability Committee.

(7)   Includes 40,000 common shares owned by Mr. Kong's son.

Director Qualifications and Experience

The following summarizes the key experiences, qualifications and skills our director Nominees bring to the board of directors that are important to our business.

Mining Industry Experience

Directors who have knowledge of and experience in the mining industry bring an understanding of our business and oversight of strategy. Relevant experiences might include, among other things, acting as an executive officer of a mining company, international experience and relevant senior-level expertise in one or more of the following areas: production, mine operations, mine development, exploration, project development, technical expertise, mergers and acquisitions, capital markets, finance and accounting.

Senior Leadership Experience

Directors who have served in senior leadership roles at other organizations demonstrate strong abilities to motivate and manage others, to identify and develop leadership qualities in others and to manage organizations. Senior leadership experience is necessary to ensure achievement of our strategic priorities and objectives.

Public Company Board Experience

Directors who have served on other public company boards can offer advice and perspective with respect to Board dynamics and operations, oversight and leadership, the relationship between the Board and management and other matters, including corporate governance, executive compensation, oversight of strategic, risk-management, operational and compliance-related matters and relations with Shareholders.

International Business Experience	Experience as a senior officer or board member of an organization that has international operations, or otherwise having experience in international business.
Capital Markets Experience

Directors who have extensive capital markets experience can offer advice and perspective on investor expectations and perspectives, critical advice on capital raising, capital structure and financing transactions, including in relation to mergers and acquisitions.

Accounting and Financial Reporting Experience

Directors with past professional experience in accounting and financial reporting or with experience overseeing financial reporting and internal controls for publicly traded companies, including as executives or audit committee members, are key to the oversight of the Corporation's financial reporting and control functions.

Corporate Governance	Experience with corporate governance matters and familiarity with standard governance practices.
Environmental, Health, Safety and Sustainability Experience	Understanding of the requirements and leading practices of workplace safety, health, and the environment, and sustainable development.

The following skills matrix identifies the skills and competencies possessed by our director Nominees:

Skill	Amir Adnani	David Garofalo	David Kong	Gloria Ballesta	Mario Bernardo Garnero	Anna Tudela
Mining Industry Experience	✔	✔	✔	✔	✔	✔
Senior Leadership Experience	✔	✔	✔		✔	✔
Public Company Board Experience	✔	✔	✔	✔	✔	✔
International Business Experience	✔	✔	✔	✔	✔	✔
Capital Markets Experience	✔	✔	✔		✔	✔
Accounting and Financial Reporting Experience	✔	✔	✔	✔		✔
Corporate Governance	✔	✔	✔	✔	✔	✔
Environmental, Health, Safety and Sustainability Experience	✔	✔	✔	✔	✔	✔

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of our Nominees are, as of the date of this Circular, or have been within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any corporation (including the Corporation) that: (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant corporation access to any exemption under securities legislation, that was in effect for a period of more than thirty (30) consecutive days and that was issued while the Nominee was acting in the capacity of director, chief executive officer or chief financial officer; or (b) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant corporation access to any exemption under securities legislation that was issued after the Nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, none of our Nominees: (a) are, as of the date of this Circular, or have been within the ten years before the date of this Circular, a director or executive officer of any corporation (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; (b) have, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee; (c) have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (d) have been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Mr. Garofalo was a director of Great Panther Mining Limited ("Great Panther") from April 2020 to December 2021. On September 6, 2022, Great Panther filed a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act (Canada) (the "BIA") and on October 4, 2022 was granted an order to convert its proceedings under such legislation into proceedings under the Companies' Creditors Arrangement Act (Canada) (the "CCAA"). On December 16, 2022, Great Panther made a voluntary assignment into bankruptcy under the BIA following the Supreme Court of British Columbia granting an order terminating of its proceedings under the CCAA. Alvarez & Marsal Canada Inc. was appointed licensed insolvency trustee of Great Panther's estate.

APPOINTMENT OF AUDITORS

Management of the Corporation will recommend at the Meeting that Shareholders appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants ("PricewaterhouseCoopers LLP"), as auditors of the Corporation until the next annual meeting of Shareholders and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP was first appointed as auditor of the Corporation on August 30, 2019.

APPROVAL OF UNALLOCATED OPTIONS UNDER STOCK OPTION PLAN

About the Option Plan

Adoption and Approvals

The Corporation adopted its stock option plan on January 28, 2011, which became effective upon receipt of approval of Shareholders on August 31, 2011 (as amended and restated, the "Option Plan"). The most recent amendment and restatement of the Option Plan was implemented by the board of directors of the Corporation on March 14, 2022, and authorized, approved and adopted by Shareholders at the Corporation's annual general and special meeting held on May 19, 2022.

For further information in respect of the Option Plan, please refer to the section entitled "Securities Authorized for Issuance Under Equity Compensation Plans". The Option Plan is attached hereto as Schedule "A".

Common shares issuable under the Option Plan

The maximum number of common shares issuable under the Option Plan is equal to 10% of the common shares issued and outstanding from time to time. As of the date hereof, the Corporation had 196,025,957 common shares outstanding and may issue up to a maximum of 19,602,595 common shares pursuant to the Option Plan. As of the date hereof, 15,568,929 Options are outstanding, allocated and unexercised under the Option Plan, representing 7.9% of the outstanding common shares of the Corporation and 4,033,666 Options are unallocated and available for grant under the Option Plan, representing 2.1% of the outstanding common shares of the Corporation.

The Option Plan is a rolling plan and, in accordance with Section 613 of the TSX Company Manual, all unallocated Options under the Option Plan must be approved by the Shareholders every three years. The unallocated Options under the Option Plan were last approved by the Shareholders at the Corporation's annual general and special meeting on May 19, 2022.

Unallocated Options Resolution

At the Meeting, Shareholders will be asked to consider, and if thought fit, pass with or without amendment, an ordinary resolution as set forth below (the "Unallocated Options Resolution") to approve the unallocated Options issuable pursuant to the Option Plan.

This approval will be effective for three years from the date of the Meeting. If approval is not obtained at the Meeting, all Options that are unallocated and available for grant under the Option Plan will be cancelled as of May 15, 2025, and all Options that are outstanding, allocated and unexercised under the Option Plan as of May 15, 2025, will not be available for re-allocation if they are subsequently exercised, cancelled or expired. If approval is not obtained at the Meeting, Options may be granted by the Corporation, provided that such Options cannot be exercised until such time as they have been ratified by the Shareholders of the Corporation. Options that are outstanding, allocated and unexercised under the Option Plan as of May 15, 2025 will remain in effect regardless of the outcome of the vote.

The complete text of the Unallocated Options Resolution to be considered at the Meeting for approval, confirmation and adoption, with or without variation, is as follows:

"BE IT RESOLVED as an ordinary resolution that:

1.

all unallocated options to purchase common shares ("Options") in the capital of GoldMining Inc. (the "Corporation") issuable pursuant to the Stock Option Plan of the Corporation dated effective August 31, 2011 (the "Option Plan"), be and are hereby approved and authorized;

2.

the Corporation is authorized to continue granting Options pursuant to the Option Plan until May 15, 2028, being the date which is three years from the date of approval by holders of common shares of the Corporation; and

3.

any one director or officer of the Corporation be, and is hereby, authorized and directed to do all such acts and things and to execute and deliver under the corporate seal of the Corporation or otherwise all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions."

The board of directors recommends that Shareholders vote IN FAVOUR of the Unallocated Options Resolution. Unless otherwise directed, it is the intention of the persons designated in the accompanying form of proxy to vote FOR the Unallocated Options Resolution. In order to be effective, the ordinary resolution must be passed by a majority of votes cast at the Meeting.

The Option Plan contains prescribed limits on participation by insiders of the Corporation. Accordingly, any Shareholder who is an insider and who may receive Options under the Option Plan may also vote on the Unallocated Options Resolution.

APPROVAL OF AMENDED AND RESTATED RESTRICTED SHARE PLAN

About the Restricted Share Plan

Adoption and Approvals

The Corporation adopted its restricted share plan on November 27, 2018, which became effective upon receipt of approval of Shareholders on May 23, 2019 (the "Restricted Share Plan").

Under the Restricted Share Plan, the Corporation may grant equity-based compensation in the form of RSRs, to attract, retain and motivate qualified employees, directors, management, employees and consultants of the Corporation and the Designated Affiliates (as defined in the Restricted Share Plan) and to reward them for their contributions toward the goals and success of the Corporation. Awards of RSRs to non-employee directors are only granted in lieu of a cash retainer, and are subject to a maximum equity value which may be granted under the Restricted Share Plan, together with the Corporation's other previously established security compensation arrangements, which shall not exceed $100,000. Such limit was set at the time of adoption of the Restricted Share Plan in 2018 and, subject to Shareholder approval at the Meeting, such maximum equity value limit on awards to non-employee directors will be increased to $150,000.

For further information in respect of the Restricted Share Plan, please refer to the section entitled "Securities Authorized for Issuance Under Equity Compensation Plans".

Common shares issuable under the Restricted Share Plan

The maximum number of common shares issuable under the Restricted Share Plan is fixed at 2,700,000 common shares. As of the date hereof, the Corporation had an aggregate of 672,840 common shares allocated to outstanding RSRs and vested RSRs subject to a deferred settlement date under the Restricted Share Plan, representing 0.3% of the outstanding common shares of the Corporation, and a further 790,274 common shares are available for allocation to RSRs under the Restricted Share Plan, representing 0.4% of the outstanding common shares of the Corporation. Since the adoption of the Restricted Share Plan, an aggregate total of 1,236,886 common shares have been issued in settlement of RSRs granted under the Restricted Share Plan.

In accordance with Section 613(i)(iv) of the TSX Company Manual, an increase to the maximum number of common shares issuable under the Restricted Share Plan must be approved by the Shareholders.

Subject to Shareholder approval at the Meeting, the Corporation will have an additional 2,000,000 common shares available for an aggregate total of 2,790,274 common shares available for allocation to RSRs under the amended and restated Restricted Share Plan, representing 1.4% of the outstanding common shares of the Corporation as of the date hereof.

About the Amendment

On March 28, 2025, the board of directors of the Corporation conditionally approved an amended and restated Restricted Share Plan, which amended and restated Restricted Share Plan has been submitted for pre-clearance with the TSX, the effectiveness of which is subject to obtaining (i) Shareholder approval at the Meeting; and (ii) TSX acceptance.

The amended and restated Restricted Share Plan amends and restates the Restricted Share Plan by:

1.

increasing the maximum number of common shares reserved for issuance from treasury thereunder from 2,700,000 to 4,700,000. The amendments to the Restricted Share Plan reflect the increased importance of RSRs as long-term incentives in the Corporation’s compensation program;

2.

increasing the maximum equity value limitation on awards which may be granted to non-employee directors under the Restricted Share Plan, together with the Corporation's other previously established security compensation arrangements, from $100,000 to $150,000; and

3.

clarifying the authority of the Corporation under the Restricted Share Plan to allow a Participant to elect to have the Corporation withhold from delivery common shares otherwise deliverable upon the vesting of the RSRs to satisfy applicable required withholding obligations of the Corporation.

At the Meeting, Shareholders will be asked to consider and, if thought appropriate, pass with or without amendment, an ordinary resolution as set forth below (the "Amended Restricted Share Plan Resolution") to authorize and approve the amendment and restatement of the Corporation's Restricted Share Plan.

Other than as described above, the remaining terms of the Restricted Share Plan remain substantially unchanged. The complete text of the Amended Restricted Share Plan Resolution to be considered at the Meeting for approval, confirmation and adoption with or without variation, is substantially as follows:

"BE IT RESOLVED as an ordinary resolution that:

1.

the amended Restricted Share Plan of GoldMining Inc. (the "Corporation"), substantially as described in the management information circular dated March 28, 2025 (the "Circular") and included as a comparison document appended as Schedule "B" to the Circular, be, and is hereby, authorized and approved to be effective from the date that shareholders approve this resolution; and

2.

any one director or officer of the Corporation be, and is hereby, authorized and directed to do all such acts and things and to execute and deliver under the corporate seal of the Corporation or otherwise all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions."

The board of directors recommends that Shareholders vote IN FAVOUR of the Amended Restricted Share Plan Resolution. Unless otherwise directed, it is the intention of the persons designated in the accompanying form of proxy to vote FOR the Amended Restricted Share Plan Resolution. In order to be effective, the ordinary resolution must be passed by a majority of votes cast at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

The following information is presented in accordance with National Instrument 51-102 and Form 51-102F6 – Statement of Executive Compensation, and sets forth the annual compensation for services in all capacities to the Corporation and its subsidiaries in respect of the individuals comprised of the Chief Executive Officer, the Chief Financial Officer and the other executive officers, including its subsidiaries, whose individual total compensation for the most recently completed financial year exceeded $150,000, and any individual who would have satisfied these criteria but for the fact that the individual was not serving as our officer or an officer of any of our subsidiaries at the end of the most recently completed financial year (together, the "Named Executive Officers" or "NEOs").

Compensation Discussion and Analysis

The goal of the Corporation's executive compensation philosophy is to attract, motivate, retain and reward an energetic, goal driven, highly qualified and experienced management team and to encourage them to meet and exceed performance expectations within a calculated risk framework. The Compensation Committee periodically reviews the adequacy and form of compensation to ensure it realistically reflects the responsibilities and risks involved in being an effective director or officer and that compensation allows the Corporation to attract qualified candidates.

Elements of Compensation

The compensation program is designed to reward each executive based on individual, business and corporate performance and is also designed to incent such executives to drive the organization's short and long-term growth in a sustainable and prudent manner.

The following key principles guide the Corporation's overall compensation philosophy:

●	compensation is designed to align executives to the critical business issues facing the Corporation;
●	compensation is fair and reasonable to Shareholders and is set with reference to the local market;
●	the compensation design supports and rewards executives for entrepreneurial and innovative efforts and results;
●	an appropriate portion of total compensation is equity-based, aligning the interests of executives with Shareholders; and
●	compensation is transparent to the board of directors, executives and Shareholders.

The Corporation does not assess its compensation through benchmarks or peer groups at this time. When reviewing the compensation of executive officers, the Compensation Committee considers the following objectives:

●	to engage individuals critical to the growth and success of the Corporation;
●	to reward performance of individuals by recognizing their contributions to the Corporation's growth and achievements; and
●	to compensate individuals based on performance.

For executive officers who are offered compensation, such compensation is primarily comprised of a base salary, bonus, RSRs and Options to purchase common shares.

Salary: For executive officers who are offered compensation, the base salary is the foundation of such compensation and is intended to compensate competitively. The desire is for base salary to be high enough to secure talented, qualified and effective personnel which, when coupled with performance based compensation, provides for a direct correlation between individual accomplishment and the success of the Corporation as a whole. Salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation.

Bonus: Annual bonuses are a variable component of total cash compensation, designed to reward executives for individual achievements and maximizing annual operating performance, including in relation to the Corporation's acquisition and growth initiatives. Annual bonuses (if any) are discretionary and are to incentivize management during the year to take actions and make decisions within their control, and, as a result, the performance criteria do not include matters outside of the control of management, most notably commodity pricing.

Options: The Option Plan is a variable and discretionary component of compensation that provides that the board of directors may from time to time, in its discretion, grant Options to directors, officers, employees and consultants of the Corporation or any of its subsidiaries and employees of a person or company which provides management services to the Corporation or any of its subsidiaries. Grants of Options seek to align the interests of management with the interests of the Corporation's Shareholders through the possible increase in the price of the common shares of the Corporation over time. For information in respect of the Option Plan, please refer to the section entitled "Securities Authorized for Issuance Under Equity Compensation Plans".

RSRs: The Restricted Share Plan of the Corporation is a variable and discretionary component of compensation that provides that the board of directors may from time to time, in its discretion, grant RSRs to directors, senior officers, employees and consultants of the Corporation and its subsidiaries for accretively growing the Corporation and increasing the value of the Shares. Awards of RSRs seek to align the interests of management with the interests of the Corporation's Shareholders through the possible increase in the price of the Shares over time. For information in respect of the Restricted Share Plan, please refer to the section entitled "Securities Authorized for Issuance Under Equity Compensation Plans".

The Compensation Committee makes recommendations to the board of directors regarding the periodic grant of Options and RSRs to key employees and executive officers. The Compensation Committee makes those recommendations on a discretionary basis, given the size of the Corporation, based on individual performance, positions held within the Corporation and the overall performance of the Corporation. The Compensation Committee takes into consideration previous grants when it considers new grants of Options and RSRs to key employees and executive officers of the Corporation. The board of directors relies solely on the recommendation of the Compensation Committee regarding the periodic grant of Options and RSRs to key employees and executive officers.

Risk Management

The Corporation has taken steps to ensure its executive compensation program does not incent inappropriate risks. Some of the risk management initiatives currently employed by the Corporation are as follows:

●	appointing a Compensation Committee comprised entirely of independent directors to oversee the executive compensation program;
●	use of discretion in adjusting any bonus payments up or down as the Compensation Committee deems appropriate and recommends; and
●

the adoption of a clawback policy which allows certain incentive compensation paid by the Corporation to an executive to be clawed back if such compensation was based on the achievement of financial results that were a result of erroneous data or material noncompliance of the Corporation with any financial reporting requirements.

The board of directors from time to time reviews and considers general and specific risks faced by the Corporation. The board of directors closely monitors and analyzes the potential vulnerability of our operations and financial condition in light of risks that arise in respect of our business. Management is tasked with identifying risks and assigning ratings to such risks to assess each risk's impact, likelihood of occurring, and the effectiveness of current processes to manage and mitigate any such risks.

The Corporation may be subject to cyber-attacks and other information security breaches from time to time. The board of directors is responsible for overseeing cyber and data security risks and associated mitigation strategies, and will meet from time to time, or as otherwise deemed necessary, to assess any such risks and to review the Corporation's risk management practices. Our risk and exposure to cyber-related issues cannot be fully mitigated as a result of, among other things, the constant evolving nature of these threats. To date, the Corporation has not experienced any material losses or experienced significant harm relating to cyber-attacks or other information security breaches. However, there can be no assurance that we will not incur such losses in the future.

Executive Compensation Clawback Policy

The Corporation has adopted an amended and restated clawback policy (the "Clawback Policy"). The Clawback Policy provides that incentive compensation paid by the Corporation to an executive may be clawed back if such compensation was predicated upon the achievement of financial results that were the product of erroneous data or material noncompliance of the Corporation with any financial reporting requirement which subsequently requires the Corporation to prepare a financial restatement. The clawback period is limited to the three-year period preceding the date on which the Corporation is required to prepare the accounting restatement. In the event that the board of directors determines that an executive has engaged in certain cases of misconduct, the board of directors may claw back 100% of such executive's incentive compensation. The Clawback Policy is available on the Corporation's website at www.goldmining.com.

Anti-Hedging and Anti-Pledging Policy

The Corporation has adopted an anti-hedging and anti-pledging policy (the "Anti-Hedging and Anti-Pledging Policy"). The Anti-Hedging and Anti-Pledging Policy provides that, unless otherwise previously approved by the Nominating and Corporate Governance Committee, no director, officer or employee of the Corporation or its subsidiaries or, to the extent practicable, any other person (or their associates) in a special relationship (within the meaning of applicable securities laws) with the Corporation, may, at any time: (i) purchase financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds that are based on fluctuations of the Corporation's debt or equity instruments and that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any securities of the Corporation; or (ii) purchase the Corporation's securities on a margin or otherwise pledge the Corporation's securities as collateral for a loan. Any violation of the Anti-Hedging and Anti-Pledging Policy will be regarded as a serious offence. The Anti-Hedging and Anti-Pledging Policy is available on the Corporation's website at www.goldmining.com.

Compensation Governance

The Compensation Committee is comprised of Mr. Kong, Ms. Ballesta and Mr. Garnero. Each member of the Compensation Committee is considered independent pursuant to National Instrument 52-110 – Audit Committees ("National Instrument 52-110") and the NYSE American corporate governance standards (the "NYSE American Governance Rules"). Mr. Kong is the Chair of the Compensation Committee.

The Compensation Committee operates under a written charter. Among other things, the Compensation Committee has the responsibility of assessing the performance of the Chief Executive Officer, evaluating the Chief Executive Officer's contribution to our overall success and recommending to the board of directors the Chief Executive Officer's level of compensation. It is also responsible for reviewing and approving the compensation of other key executive officers including salary, bonus, incentive and other compensation levels. For further information relating to the Compensation Committee's responsibilities and the policies and practices used to determine compensation for our directors and executive officers, see the sections of this Circular entitled "Statement of Executive Compensation – Compensation Discussion and Analysis" and "Corporate Governance".

All members of the Compensation Committee have experience in compensation matters, either as members of compensation committees of other public companies and/or from having served as senior executives with significant responsibility for or involvement in compensation matters. For further information, see the section entitled "Election of Directors".

U.S. GoldMining Inc.

In February 2022, the Corporation announced the launch of U.S. GoldMining Inc. ("US GoldMining") to develop the Corporation's Whistler gold-copper Project located in Alaska, USA (the "Whistler Project"), as a separate standalone public company. US GoldMining was a subsidiary of the Corporation as of November 30, 2024, and as of the date hereof. In connection with the launch of its business, US GoldMining adopted an equity incentive plan (the " US GoldMining Plan"), which provided for equity incentive awards in the form of restricted stock.

In September 2022, in recognition of past service and to incentivize the execution of US GoldMining's business plan, the growth of US GoldMining and the completion of US GoldMining's initial public offering, US GoldMining awarded restricted stock awards consisting of 635,000 performance based restricted shares of common stock under the US GoldMining Plan (the "US GoldMining Restricted Stock") to certain of US GoldMining's and the Corporation's executive officers, directors and consultants, including 400,000, 100,000, 40,000, 50,000 and 20,000 shares of US GoldMining Restricted Stock to Mr. Adnani, Mr. Still, Mr. Obara, Mr. Smith and Mr. Dawson, respectively, including as replacement awards for restricted shares previously issued by "U.S. GoldMining Inc.", a company organized under the federal laws of Canada and subsidiary of the Corporation. Such shares of US GoldMining Restricted Stock were granted subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such conditions are not met within applicable periods, the shares of US GoldMining Restricted Stock will be deemed forfeited and surrendered by the holder thereof to US GoldMining without the requirement of any further consideration. As of the date hereof, 40% of the US GoldMining Restricted Stock awarded in September 2022 remain subject to conditions, as follows:

(1)

with respect to 15% of the shares of US GoldMining Restricted Stock, if US GoldMining has not re-established camp at the Whistler Project and performed a minimum of 10,000 meters of drilling prior to the date that is three years after the date of grant of such award;

(2)

with respect to 15% of the shares of US GoldMining Restricted Stock, if US GoldMining has not achieved a US$250,000,000 market capitalization, based on the number of US GoldMining's outstanding shares of common stock multiplied by the volume-weighted average price for any applicable five (5) consecutive trading day period on the principal stock exchange on which US GoldMining's shares of common stock are listed prior to the date that is five years after the date of grant of such award; and

(3)

with respect to 10% of the shares of US GoldMining Restricted Stock, if US GoldMining has not achieved a share price of US$25.00 prior to the date that is six years after the date of grant of such award.

US GoldMining approved a modification to the above conditions in May 2023 such that (i) if both conditions in (2) and (3), above, are met, then all other remaining unsatisfied conditions will be deemed satisfied and the remaining shares of US GoldMining Restricted Stock will be fully vested; and (ii) in the event that US GoldMining files the disclosure specified in Subpart 1300 of the U.S. Securities and Exchange Commission ("SEC") Regulation S-K Report with the SEC or the disclosure specified in Canadian National Instrument 43-101 – Standards for Disclosure for Mineral Products, to the relevant Canadian securities regulator that includes, in either disclosure, an aggregate estimate of mineral resources for the Whistler Project or any other project owned or operated by US GoldMining of 3,000,000 additional gold or gold equivalent ounces from the amount reported in the disclosure specified in US GoldMining's Subpart 1300 of the SEC Regulation S-K Report dated September 22, 2022, then 30% of the originally granted shares of US GoldMining Restricted Stock will be deemed vested, reducing, on a proportional basis, the number of unvested shares of US GoldMining Restricted Stock subject to each remaining performance condition.

As of November 30, 2024 and the date hereof, 40% or 160,000, 40,000, 16,000, 20,000 and 8,000 shares of US GoldMining Restricted Stock held by Mr. Adnani, Mr. Still, Mr. Obara, Mr. Smith and Mr. Dawson, respectively, remain subject to conditions.

Mr. Dawson resigned as a director of the Corporation and was appointed as a member of the advisory board effective January 17, 2025.

Adjustments Upon Changes in Capitalization. In the event that any dividend or other distribution, recapitalization, stock split, reverse stock split, rights offering, reorganization, merger, consolidation, split-up, spin-off, split-off, combination, subdivision, repurchase, or exchange of the shares of common stock or other securities of US GoldMining, issuance of warrants or other rights to purchase shares of common stock or other securities of US GoldMining, or other similar corporate transaction or event affects the fair value of an award, then US GoldMining's board of directors shall adjust any or all of the following so that the fair value of the award immediately after the transaction or event is equal to the fair value of the award immediately prior to the transaction or event (i) the number of shares and type of shares of common stock (or the securities or property) which thereafter may be made the subject of awards, (ii) the number of shares and type of shares of common stock (or other securities or property) subject to outstanding awards, and (iii) the amount, if any, US GoldMining pays for forfeited shares of common stock in accordance with the terms of the US GoldMining Plan; provided however, that the number of shares of common stock (or other securities or property) subject to any award shall always be a whole number. Notwithstanding the foregoing, no such adjustment shall be made or authorized to the extent that such adjustment would cause the US GoldMining Plan to violate Section 409A of the United States Internal Revenue Code of 1986, as amended. All such adjustments must be made in accordance with the rules of any securities exchange, stock market, or stock quotation system to which US GoldMining is subject.

Amendment or Discontinuance of the US GoldMining Plan. US GoldMining's board of directors may, at any time and from time to time, without the consent of the participants, alter, amend, revise, suspend or discontinue the US GoldMining Plan in whole or in part; provided, however, that (i) no amendment that requires stockholder approval in order for the US GoldMining Plan and any awards under the US GoldMining Plan to continue to comply with any applicable requirements of any securities exchange or inter-dealer quotation system on which US GoldMining's stock is listed or traded, shall be effective unless such amendment is approved by the requisite vote of US GoldMining's stockholders entitled to vote on the amendment; and (ii) unless required by law, no action by the board of directors regarding amendment or discontinuance of the US GoldMining Plan may adversely affect any rights of any participants or obligations of US GoldMining to any participants with respect to any outstanding award under the US GoldMining Plan without the consent of the affected participant.

Recoupment for Restatements. US GoldMining's board of directors may recoup all or any portion of any shares or cash paid to a participant in connection with an award, in the event of a restatement of US GoldMining's financial statements as set forth in US GoldMining's clawback policy, if any, approved by US GoldMining's board of directors from time to time.

Summary Compensation Table

The following table sets forth all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Corporation to each NEO, in any capacity, for the financial years ended November 30, 2024, 2023 and 2022.

Name and Principal Position	Year	Salary ($)	Share-based Awards(1) ($)	Option- based Awards(2) ($)	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total Compensation ($)
Annual Incentive Plans(3)
Alastair Still(4)
Chief Executive Officer	2024 2023 2022	145,000 144,917 131,333	154,700(5) 147,600(6) 132,642(7)(8)	120,251 125,806 119,570	70,000 60,000 60,000	- - -	489,951 478,323 443,545
Pat Obara(9)
Secretary and Chief Financial Officer	2024 2023 2022	42,000 42,000 38,000	71,400(5) 67,650(6) 64,257(7)(8)	56,117 58,709 68,326	35,000 30,000 30,000	- - 5,176(10)	204,517 198,359 205,759
Paulo Valle Pereira Neto(11) President	2024 2023 2022	94,516 90,004 76,658	35,700(5) 32,472(6) 32,000(7)	40,084 41,935 68,326	15,000 10,000 10,000	- - -	185,300 174,411 186,984
Tim Smith(12)
Vice President of Exploration and Chief Executive Officer of US GoldMining	2024 2023 2022	250,000(13) 250,000(13) 162,500(13)	85,799(5) 81,303(6) 89,380(7)(14)	125,398(15) 73,387 161,618	40,000 35,000 35,000	- - -	501,197 439,690 448,498

Notes:

(1)	The "Share-based awards" consist of RSRs and US GoldMining Restricted Stock, as applicable.
(2)

The Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the common share price, expected dividend yield and risk free interest rate. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology. On November 27, 2024, 300,000, 140,000, 100,000 and 175,000 Options were granted to AC Still Management Inc. (a company controlled by Mr. Still), Mr. Obara, Mr. Pereira and Mr. Smith, respectively. The following inputs were used by the Corporation in the Black-Scholes pricing model to value Options granted on November 27, 2024: a risk free interest rate of 3.14%; expected life of 2.87 years; and annualized volatility of 46.28%. On November 4, 2023, 300,000, 140,000, 100,000 and 175,000 Options were granted to AC Still Management Inc. (a company controlled by Mr. Still), Mr. Obara, Mr. Pereira and Mr. Smith, respectively. The following inputs were used by the Corporation in the Black-Scholes pricing model to value Options granted on November 4, 2023: a risk free interest rate of 4.20%; expected life of 2.88 years; and annualized volatility of 52.72%. On November 24, 2022, 175,000, 100,000, 100,000 and 110,000 Options were granted to AC Still Management Inc. (a company controlled by Mr. Still), Mr. Obara, Mr. Pereira and Mr. Smith, respectively. The following inputs were used by the Corporation in the Black-Scholes pricing model to value Options granted on November 24, 2022: a risk free interest rate of 3.64%; expected life of 2.87 years; and annualized volatility of 61.16%. On April 7, 2022, 100,000 Options were granted to Mr. Smith. The following inputs were used by the Corporation in the Black-Scholes pricing model to value Options granted on April 7, 2022: a risk free interest rate of 2.38%; expected life of 2.87 years; and annualized volatility of 61.48%. On February 27, 2024, 36,000 US GoldMining Options were granted to Mr. Smith. The following inputs were used by US GoldMining in the Black-Scholes pricing model to value the US GoldMining Options granted on February 27, 2024: a risk free interest rate of 4.50%; expected life of 3.00 years; annualized volatility of 54.93% and Black-Scholes value of US$1.1351 (or CAD$1.5348 based on a USD/CAD exchange rate of 1.3521 as at February 27, 2024).

(3)

Amounts represent discretionary bonuses paid in respect of the financial years. For the financial year ended November 30, 2024, bonuses were awarded for safety performance, the successful completion of a drill program at the São Jorge project, the performance of strategic investments and completion of the sale of the Almaden project to a subsidiary of NevGold Corp.

(4)

Mr. Still is retained according to a consulting agreement with AC Still Management Inc., a private company over which Mr. Still exercises control. Effective January 1, 2023 the fee paid to AC Still Management Inc. was set at $145,000 per annum.

(5)

Comprised of 130,000, 60,000, 30,000 and 72,100 RSRs granted to AC Still Management Inc. (a company controlled by Mr. Still), Mr. Obara, Mr. Pereira, and Mr. Smith, respectively, on November 27, 2024. The fair value of the RSRs at the grant date is calculated using the closing price of $1.19 of the Corporation's common shares on the TSX on November 27, 2024. The RSRs vest as to 25% on each of the dates that are 3, 6, 9 and 12 months from the date of grant.

(6)

Comprised of 120,000, 55,000, 26,400 and 66,100 RSRs granted to AC Still Management Inc. (a company controlled by Mr. Still), Mr. Obara, Mr. Pereira and Mr. Smith, respectively, on November 30, 2023. The fair value of the RSRs at the grant date is calculated using the closing price of $1.23 of the Corporation's common shares on the TSX on November 29, 2023, being the last trading day prior to the date of grant. The RSRs vest as to 25% on each of the dates that are 3, 6, 9 and 12 months from the date of grant.

(7)

Comprised of 70,000, 35,000, 20,000 and 50,000 RSRs granted to AC Still Management Inc. (a company controlled by Mr. Still), Mr. Obara, Mr. Pereira and Mr. Smith, respectively, on November 24, 2022. The fair value of the RSRs at the grant date is calculated using the closing price of $1.60 of the Corporation's common shares on the TSX on November 23, 2022, being the last trading day prior to the date of grant. The RSRs vest as to 25% on each of the dates that are 3, 6, 9 and 12 months from the date of grant.

(8)

Comprised of 100,000 and 40,000 shares of US GoldMining Restricted Stock issued to Mr. Still and Mr. Obara, respectively, on September 23, 2022, and calculated based on the grant date deemed value of US$0.1602 per share of US GoldMining Restricted Stock (or CAD$0.2064 per share of US GoldMining Restricted Stock based on a USD/CAD exchange rate of 1.2885 as at March 8, 2022, as posted by Bloomberg). The shares of US GoldMining Restricted Stock are subject to certain performance conditions. See "U.S. GoldMining Inc.".

(9)	Amounts stated reflect the annual salary received by Mr. Obara in his capacity as Chief Financial Officer. Effective August 1, 2022 Mr. Obara's salary was set at $42,000 per annum.
(10)	Represents amounts paid for unused vacation.
(11)

Mr. Pereira is paid in Brazilian reals. For the purposes hereof, such amounts have been converted from Brazilian reals to Canadian dollars based on the exchange rate of 4.0150 Brazilian Reals per Canadian dollar for the financial year ended November 30, 2022, based on the exchange rate of 3.7176 Brazilian Reals per Canadian dollar for the financial year ended November 30, 2023 and based on the exchange rate of 3.8787 Brazilian Reals per Canadian dollar for the financial year ended November 30, 2024, being the weighted average exchange rates for the applicable periods. Effective April 1, 2022, Mr. Pereira's salary was set at R$317,460 per annum. Effective August 1, 2023, Mr. Pereira's salary was set at R$364,000 per annum. Effective October 1, 2024, Mr. Pereira's salary was set at R$381,550 per annum.

(12)

Amounts stated reflect the annual salary received by Mr. Smith in his capacity as Vice President of Exploration for the Corporation and as the Chief Executive Officer of US GoldMining, a subsidiary of the Corporation, pursuant to an amended and restated employment agreement dated August 4, 2022. Pursuant to such agreement, effective April 7, 2022, Mr. Smith's salary was set at $250,000. On February 20, 2025, Mr. Smith entered into a separate employment agreement with US GoldMining for his services as US GoldMining's Chief Executive Officer for a total salary of $145,000.

(13)	Amounts stated reflect the combined salary for services to the Corporation and to its subsidiary.
(14)

Comprised of 50,000 shares of US GoldMining Restricted Stock issued to Mr. Smith on September 23, 2022 and calculated based on the grant date deemed value of US$0.1380 per share of US GoldMining Restricted Stock (or CAD$0.1876 per share of US GoldMining Restricted Stock based on a USD/CAD exchange rate of 1.3592 as at September 23, 2022, as posted by Bloomberg). The shares of US GoldMining Restricted Stock are subject to certain performance conditions. See "U.S. GoldMining Inc.".

(15)	Amounts stated reflect the combined option-based awards issued by the Corporation in the amount of $70,146 and issued by US GoldMining in the amount of $55,252.

Performance Graph

The following graph compares the total cumulative return for a Shareholder who invested $100 in common shares of the Corporation for the five-year period beginning on December 1, 2019 through November 30, 2024 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX SmallCap Index for the same period.

Our executive compensation is generally linked to initiatives completed year-over-year and our financial performance. Trends in our returns to Shareholders are not generally determinative of total compensation to our NEOs.

Outstanding Share-based Awards and Option-based Awards for NEOs

The following table states the name of each NEO and Option-based and share-based awards outstanding as of the financial year ended November 30, 2024.

	Option-based Awards(1)				Share-based Awards(2)
Name and Principal Position	Number of Securities Underlying Unexercised Options(3) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options(4) ($)	Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- based Awards That Have Not Vested(5) ($)	Market or Payout Value of Vested Share- based Awards Not Paid Out or Distributed ($)
Alastair Still Chief Executive Officer	300,000 300,000 175,000 175,000 200,000	1.19 1.09 1.60 1.83 2.86	27-Nov-29 04-Nov-28 24-Nov-27 11-Nov-26 24-Sep-25	12,000 42,000 - - -	40,000(5) 130,000(8)	8,257(6) 159,900(9)	-
Pat Obara Secretary and Chief Financial Officer	140,000 140,000 100,000 150,000 110,000	1.19 1.09 1.60 1.83 2.88	27-Nov-29 04-Nov-28 24-Nov-27 11-Nov-26 19-Nov-25	5,600 19,600 - - -	16,000(5) 60,000(8)	3,303(6) 73,800(9)	-
Paulo Valle Pereira Neto President	100,000 100,000 100,000 100,000 50,000	1.19 1.09 1.60 1.83 2.88	27-Nov-29 04-Nov-28 24-Nov-27 11-Nov-26 19-Nov-25	4,000 14,000 - - -	30,000(8)	36,900(9)	-
Tim Smith(10)
Vice President of Exploration and Chief Executive Officer of US GoldMining	175,000 175,000 110,000 100,000	1.19 1.09 1.60 2.07	27-Nov-29 04-Nov-28 24-Nov-27 07-Apr-27	7,000 24,500 - -	20,000(5) 72,100(8)	3,752(7) 88,683(9)	-

Notes:

(1)

Options vesting as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. As at November 30, 2024, 850,000, 500,000, 350,000 and 385,000 Options held by Mr. Still, through AC Still Management Inc., Mr. Obara, Mr. Pereira and Mr. Smith, respectively, have vested.

(2)

The "Share-based Awards" consist of RSRs and US GoldMining Restricted Stock, as applicable. Each RSR entitles the holder to receive one common share upon the expiry of the restricted periods applicable to the RSRs, as may be determined by the board of directors of the Corporation, during the holder's continual service with the Corporation.

(3)	Each Option entitles the holder to one common share upon exercise.
(4)

The "Value of Unexercised In-The-Money Options" is calculated on the basis of the difference between the closing price of $1.23 of the Corporation's common shares on the TSX as of November 30, 2024, and the exercise price of the Options.

(5)

Comprised of shares of US GoldMining Restricted Stock which are subject to certain performance conditions. See "U.S. GoldMining Inc.". During the financial year ended November 30, 2024, 28,500 shares of US GoldMining Restricted Stock vested and were released during the year.

(6)

For 56,000 shares of US GoldMining Restricted Stock which are subject to certain performance conditions, the "Market Value of Share-based Awards That Have Not Vested" is calculated using the grant date deemed value of US$0.1602 per share of US GoldMining Restricted Stock (or CAD$0.2064 per share of US GoldMining Restricted Stock based on a USD/CAD exchange rate of 1.2885 as at March 8, 2022, as posted by Bloomberg).

(7)

For 20,000 shares of US GoldMining Restricted Stock which are subject to certain performance conditions, the "Market Value of Share-based Awards That Have Not Vested" is calculated using the grant date deemed value of US$0.1380 per share of US GoldMining Restricted Stock (or CAD$0.1876 per share of US GoldMining Restricted Stock based on a USD/CAD exchange rate of 1.3592 as at September 23, 2022, as posted by Bloomberg).

(8)	Comprised of RSRs granted on November 27, 2024 vesting as to 25% on each of the dates that are 3, 6, 9 and 12 months from the date of grant.
(9)

For 292,100 RSRs granted on November 27, 2024, the "Market Value of Share-based Awards That Have Not Vested" is calculated using the closing price of $1.23 of the Corporation's common shares on the TSX as of November 30, 2024. During the financial year ended November 30, 2024, 267,500 RSRs vested and were paid out during the year.

(10)

Does not include 36,000 US GoldMining Options held by Mr. Smith having a value of $106,894. The "Value of Unexercised In-The-Money Options" is calculated on the basis of the difference between the closing price of US$12.12 of US GoldMining's common shares on the NASDAQ on November 30, 2024 and the US$10 exercise price of the Options, multiplied by the USD/CAD exchange rate of 1.4006 as at November 30, 2024, as posted by Bloomberg). The Corporation will not receive any proceeds from such exercise price.

Incentive Plan Awards – Value Vested or Earned During the Year for NEOs

The table below discloses the aggregate dollar value that would have been realized by a NEO if Options under Option-based awards had been exercised on the vesting date, as well as the aggregate dollar value realized upon vesting of share-based awards by a NEO as of the financial year ended November 30, 2024.

Name and Principal Position	Option-based Awards – Value Vested During the Year(1) ($)	Share-based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation - Value Earned During the Year ($)
Alastair Still Chief Executive Officer	18,000	254,400(2)	-
Pat Obara Secretary and Chief Financial Officer	8,400	109,880(3)	-
Paulo Valle Pereira Neto President	6,000	30,624(4)	-
Tim Smith Vice President of Exploration and Chief Executive Officer of US GoldMining	$10,500	134,276(5)	-

Notes:

(1)

Consists of: (i) 75,000, 75,000, and 75,000 Options at an exercise price of $1.09, $1.09 and $1.19 per share held by AC Still Management Inc. (a company controlled by Mr. Still) which vested on May 4, 2024, November 4, 2024, and November 27, 2024 at a market price of $1.14, $1.27 and $1.20, respectively; (ii) 35,000, 35,000, and 35,000 Options at an exercise price of $1.09, $1.09 and $1.19 per share held by Mr. Obara which vested on May 4, 2024, November 4, 2024, and November 27, 2024 at a market price of $1.14, $1.27 and $1.20, respectively; (iii) 25,000, 25,000, and 25,000 Options at an exercise price of $1.09, $1.09 and $1.19 per share held by Mr. Pereira which vested on May 4, 2024, November 4, 2024, and November 27, 2024 at a market price of $1.14, $1.27, and $1.20, respectively; and (iv) 43,750, 43,750, and 43,750 Options at an exercise price of $1.09, $1.09 and $1.19 per share held by Mr. Smith which vested on May 4, 2024, November 4, 2024, and November 27, 2024 at a market price of $1.14, $1.27, and $1.20, respectively. 43,750, 25,000, 25,000 and 27,500 Options at an exercise price of $1.60 per share held by AC Still Management Inc. (a company controlled by Mr. Still), Mr. Obara, Mr. Pereira and Mr. Smith, respectively, which vested on May 24, 2024, were out-of-the-money. "Value Vested During the Year" is calculated by subtracting the exercise price of the Options vested during the year from the closing price of the Corporation's shares on the TSX on the last trading day prior to the vesting date. 9,000 and 9,000 US GoldMining Options at an exercise price of US$10.00 per share held by Mr. Smith which vested on February 27, 2024 and August 27, 2024, respectively, were out-of-the-money.

(2)

Consists of: (i) 30,000, 30,000, 30,000 and 30,000 RSRs granted to AC Still Management Inc. (a company controlled by Mr. Still), which vested on February 29, 2024, May 30, 2024, August 30, 2024 and November 30, 2024 at a market price of $1.05, $1.22, $1.14 and $1.23, respectively, for which "Value Vested During the Year" totaled $139,200 based on the closing price of the Corporation's shares on the TSX on the last trading day prior to the vesting date; and (ii) 15,000 shares of US GoldMining Restricted Stock granted to Mr. Still, which vested on September 23, 2024 at a market price of US$5.66 (or CAD$7.68 per share of US GoldMining Restricted Stock based on a USD/CAD exchange rate of 1.3569 as at September 20, 2024, as posted by Bloomberg), for which "Value Vested During the Year" totaled $115,200 based on the closing price of US GoldMining's shares on the NASDAQ on the last trading day prior to the vesting date.

(3)

Consists of: (i) 13,750, 13,750, 13,750 and 13,750 RSRs granted to Mr. Obara, which vested on February 29, 2024, May 30, 2024, August 30, 2024 and November 30, 2024 at a market price of $1.05, $1.22, $1.14 and $1.23, respectively, for which "Value Vested During the Year" totaled $63,800 based on the closing price of the Corporation's shares on the TSX on the last trading day prior to the vesting date; and (ii) 6,000 shares of US GoldMining Restricted Stock granted to Mr. Obara, which vested on September 23, 2024 at a market price of US$5.66 (or CAD$7.68 per share of US GoldMining Restricted Stock based on a USD/CAD exchange rate of 1.3569 as at September 20, 2024, as posted by Bloomberg), for which "Value Vested During the Year" totaled $46,080 based on the closing price of US GoldMining's shares on the NASDAQ on the last trading day prior to the vesting date.

(4)

Consists of 6,600, 6,600, 6,600 and 6,600 RSRs granted to Mr. Pereira, which vested on February 29, 2024, May 30, 2024, August 30, 2024 and November 30, 2024 at a market price of $1.05, $1.22, $1.14, and $1.23, respectively. "Value Vested During the Year" is based on the closing price of the Corporation's shares on the TSX on the last trading day prior to the vesting date.

(5)

Consists of: (i) 16,525, 16,525, 16,525 and 16,525 RSRs granted to Mr. Smith, which vested on February 29, 2024, May 30, 2024, August 30, 2024 and November 30, 2024 at a market price of $1.05, $1.22, $1.14 and $1.23, respectively, for which "Value Vested During the Year" totaled $76,676 based on the closing price of the Corporation's shares on the TSX on the last trading day prior to the vesting date; and (ii) 7,500 shares of US GoldMining Restricted Stock granted to Mr. Smith, which vested on September 23, 2024 at a market price of US$5.66 (or CAD$7.68 per share of US GoldMining Restricted Stock based on a USD/CAD exchange rate of 1.3569 as at September 20, 2024, as posted by Bloomberg), for which "Value Vested During the Year" totaled $57,600 based on the closing price of US GoldMining's shares on the NASDAQ on the last trading day prior to the vesting date.

The following table sets forth information relating to the Options that were exercised and shares that were acquired on vesting of RSRs by the NEOs of the Corporation during the financial year ended November 30, 2024.

Name and Principal Position	Type of Compensation Security	Number of Underlying Securities Exercised or Vested	Exercise or Issue Price Per Security ($)	Date of Exercise or Vesting	Closing Price per Security on Date of Exercise or Vesting ($)	Difference Between Exercise Price and Closing Price on Date of Exercise ($)	Total Value on Exercise or Vesting Date(1)(2) ($)
Alastair Still(3) Chief Executive Officer	RSR RSR RSR RSR	30,000 30,000 30,000 30,000	1.07 1.23 1.16 1.19	29-Feb-24 30-May-24 30-Aug-24 30-Nov-24	1.05 1.22 1.14 1.23	N/A N/A N/A N/A	31,500 36,600 34,200 36,900
Pat Obara(3) Secretary and Chief Financial Officer	RSR RSR Option RSR RSR	13,750 13,750 225,000 13,750 13,750	1.07 1.23 1.05 1.16 1.19	29-Feb-24 30-May-24 06-Aug-24 30-Aug-24 30-Nov-24	1.05 1.22 1.11 1.14 1.23	N/A N/A 0.06 N/A N/A	14,438 16,775 13,500 15,675 16,913
Paulo Valle Pereira Neto President	RSR RSR Option RSR RSR	6,600 6,600 90,000 6,600 6,600	1.07 1.23 1.05 1.16 1.19	29-Feb-24 30-May-24 15-Jul-24 30-Aug-24 30-Nov-24	1.05 1.22 1.29 1.14 1.23	N/A N/A 0.24 N/A N/A	6,930 8,052 21,600 7,524 8,118
Tim Smith(3) Vice President of Exploration and Chief Executive Officer of US GoldMining	RSR RSR RSR RSR	16,525 16,525 16,525 16,525	1.07 1.23 1.16 1.19	29-Feb-24 30-May-24 30-Aug-24 30-Nov-24	1.05 1.22 1.14 1.23	N/A N/A N/A N/A	17,351 20,161 18,838 20,326

Notes:

(1)

"Total Value on Exercise or Issuance Date" for RSRs is calculated using the the closing price of the Corporation's shares on the TSX on the last trading day prior to the vesting date and for Options using the closing price of the Corporation's shares on the TSX on the date of exercise.

(2)	Common shares pertaining to 66,875 RSRs which vested on November 30, 2024 were issued on December 2, 2024.
(3)

Does not include 15,000, 6,000 and 7,500 shares of US GoldMining Restricted Stock granted to Mr. Still, Mr. Obara and Mr. Smith, respectively, which vested on September 23, 2024 at a market price of US$5.66 (or CAD$7.68 per share of US GoldMining Restricted Stock based on a USD/CAD exchange rate of 1.3569 as at September 20, 2024, as posted by Bloomberg), using the closing price of US GoldMining's shares on the NASDAQ on the last trading day prior to the vesting date. The value on the vesting date totaled $115,200, $46,080 and $57,600 for Mr. Still, Mr. Obara and Mr. Smith, respectively.

Pension Plan Benefits

The Corporation does not presently provide any defined benefit or pension plan to its directors, executive officers, employees or consultants.

Termination and Change of Control Benefits

Other than as disclosed below, neither the Corporation nor its subsidiaries have a contract agreement, plan or arrangement that provides for payments to a NEO following or in connection with any change of control of the Corporation or any of its subsidiaries, severance, termination or constructive dismissal.

Consulting Agreement with AC Still Management Inc.

On September 21, 2020, the Corporation entered into a consulting agreement with AC Still Management Inc. ("AC Still") regarding Mr. Still's appointment as an officer of the Corporation and its subsidiaries effective October 1, 2020 (the "AC Still Agreement"). Pursuant to the AC Still Agreement, AC Still, primarily through Mr. Still, provides various consulting services to the Corporation which are in addition to his responsibilities as Chief Executive Officer of the Corporation. In consideration for such services, effective January 1, 2023, the Corporation pays to AC Still a fee in the amount of $145,000 per annum (the "AC Still Fee"). The AC Still Fee may, if mutually agreed by the parties, be invoiced separately by AC Still to the Corporation and its subsidiaries. The AC Still Agreement provides that AC Still will be eligible to participate, from time to time, in the incentive compensation plans and other benefit plans of the Corporation, as may be adopted and implemented from time to time on a basis commensurate with Mr. Still's position and responsibilities.

The Corporation may terminate the AC Still Agreement for just cause, without notice or payment in lieu thereof. The Corporation is entitled to terminate the AC Still Agreement without cause by providing sixty days' notice of such termination, at which time, any unvested RSRs held by AC Still shall immediately vest. AC Still may terminate the AC Still Agreement for any reason by providing at least thirty days' advance written notice.

Assuming AC Still's Agreement was terminated by the Corporation without notice or cause effective November 30, 2024, the Corporation would have been required to make a termination payment to AC Still in the aggregate amount of $24,000 and 130,000 unvested RSRs then held by AC Still would have immediately vested.

Director Compensation

The Corporation's directors are entitled to receive remuneration for serving on the board of directors as the board of directors or the Shareholders may from time to time determine, and the Corporation is required to reimburse each director for reasonable expenses that he or she may incur in and about the business of the Corporation. The Corporation's directors may award special remuneration, without confirmation by the Shareholders, to any director undertaking any special services on the Corporation's behalf other than routine work ordinarily required of a director, and such remuneration will be in addition to any other remuneration that such director may be entitled to receive. Unless the Shareholders determine otherwise, the board of directors may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Corporation and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

The following table provides information regarding compensation paid to the directors during the financial year ended November 30, 2024.

Name	Fees Earned ($)	Share-based Awards ($)	Option- based Awards(1) ($)	Non-equity Incentive Plan Compensation(2) ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Amir Adnani(3)	144,000	315,350(6)	-	60,000	-	-	519,350
David Garofalo	144,000	148,750(6)	-	60,000	-	-	352,750
David Kong	10,000	-	46,096	-	-	-	56,096
Gloria Ballesta	10,000	-	46,096	-	-	-	56,096
Mario Bernardo Garnero	32,629	-	46,096	-	-	-	78,725
Anna Tudela	10,000	-	46,096	-	-	-	56,096
Hon. Herb Dhaliwal(4)	10,000	-	46,096	-	-	-	56,096
Garnet Dawson(5)	36,313	-	46,096	-	-	-	82,409

Notes:

(1)

The Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the common share price, expected dividend yield and risk free interest rate. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology. The following inputs were used by the Corporation in the Black-Scholes pricing model to value Options granted on November 27, 2024: a risk free interest rate of 3.14%; expected life of 2.87 years; and annualized volatility of 46.28%. On November 27, 2024, 115,000, 115,000, 115,000, 115,000, 115,000 and 115,000 Options were granted to Mr. Kong, Ms. Ballesta, Mr. Garnero, Ms. Tudela, Mr. Dhaliwal and Mr. Dawson, respectively. The Options vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant.

(2)	Amounts represent discretionary bonuses paid in respect of the financial year.
(3)	Effective August 1, 2022, Mr. Adnani receives $144,000 per annum for his services as Co-Chairman of the Corporation.
(4)	Mr. Dhaliwal resigned as a director and was appointed as a member of the advisory board effective January 17, 2025.
(5)

Includes directors' fees of $13,663 paid by US GoldMining for the period of December 1, 2023 to November 30, 2024 and consulting fees of $14,850. Mr. Dawson resigned as a director of the Corporation and was appointed as a member of the advisory board effective January 17, 2025.

(6)

Comprised of 265,000 and 125,000 RSRs granted to Mr. Adnani and Mr. Garofalo, respectively, on November 27, 2024. The fair value of the RSRs at the grant date is calculated using the closing price of $1.19 of the Corporation's common shares on the TSX on November 27, 2024. The RSRs vest as to 25% on each of the dates that are 3, 6, 9 and 12 months from the date of grant.

Outstanding Share-based Awards and Option-based Awards for Directors

The following table states the name of each director and Option-based awards and share-based awards outstanding as of the financial year ended November 30, 2024.

	Option-based Awards(1)				Share-based Awards(2)
Name and Principal Position	Number of Securities Underlying Unexercised Options(3) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options(4) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)
Amir Adnani Co-Chairman and Director	750,000 750,000 750,000 150,000	1.09 1.60 1.83 2.88	04-Nov-28 24-Nov-27 11-Nov-26 19-Nov-25	105,000 - - -	160,000(5) 265,000(7)	33,024(6) 325,950(8)	-
David Garofalo(9) Co-Chairman and Director	350,000 1,000,000 70,000 150,000	1.09 1.60 1.84 2.22	04-Nov-28 24-Nov-27 24-Nov-26 01-Aug-25	49,000 - - -	125,000(7)	153,750(8)	-
David Kong Director	115,000 75,000 75,000 75,000 60,000	1.19 1.09 1.60 1.83 2.88	27-Nov-29 04-Nov-28 24-Nov-27 11-Nov-26 19-Nov-25	4,600 10,500 - - -	-	-	-
Gloria Ballesta Lead Independent Director	115,000 75,000 75,000 75,000 60,000	1.19 1.09 1.60 1.83 2.88	27-Nov-29 04-Nov-28 24-Nov-27 11-Nov-26 19-Nov-25	4,600 10,500 - - -	-	-	-
Mario Bernardo Garnero Director	115,000 75,000 75,000 75,000 50,000	1.19 1.09 1.60 1.83 2.88	27-Nov-29 04-Nov-28 24-Nov-27 11-Nov-26 19-Nov-25	4,600 10,500 - - -	-	-	-
Anna Tudela Director	115,000 75,000 75,000	1.19 1.09 1.34	27-Nov-29 04-Nov-28 24-May-28	4,600 10,500 -	-	-	-
Hon. Herb Dhaliwal(10) Former Director	115,000 75,000 75,000 75,000 60,000	1.19 1.09 1.60 1.83 2.88	27-Nov-29 04-Nov-28 24-Nov-27 11-Nov-26 19-Nov-25	4,600 10,500 - - -	-	-	-
Garnet Dawson(11) Former Director	115,000 75,000 75,000 75,000 170,000	1.19 1.09 1.60 1.83 2.88	27-Nov-29 04-Nov-28 24-Nov-27 11-Nov-26 19-Nov-25	4,600 10,500 - - -	8,000(5)	1,651(6)	-

Notes:

(1)

Options vesting as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. As at November 30, 2024, 2,212,500, 1,482,500, 295,000, 295,000, 285,000, 160,000, 295,000 and 405,000 Options held by Mr. Adnani, Mr. Garofalo, Mr. Kong, Ms. Ballesta, Mr. Garnero, Ms. Tudela, Mr. Dhaliwal and Mr. Dawson, respectively, have vested.

(2)

The "Share-based Awards" consist of RSRs and US GoldMining Restricted Stock, as applicable. Each RSR entitles the holder to receive one common share upon the expiry of the restricted periods applicable to the RSRs, as may be determined by the board of directors of the Corporation, during the holder's continual service with the Corporation.

(3)	Each Option entitles the holder to one common share upon exercise.
(4)

The "Value of Unexercised In-The-Money Options" is calculated on the basis of the difference between the closing price of $1.23 of the Corporation's common shares on the TSX as of November 30, 2024, and the exercise price of the Options.

(5)	Comprised of shares of US GoldMining Restricted Stock which are subject to certain performance conditions. See "U.S. GoldMining Inc.".

(6)

For 168,000 shares of US GoldMining Restricted Stock which are subject to certain performance conditions, the "Market Value of Share-based Awards That Have Not Vested" is calculated using the grant date deemed value of US$0.1602 per share of US GoldMining Restricted Stock (or CAD$0.2064 per share of US GoldMining Restricted Stock based on a USD/CAD exchange rate of 1.2885 as at March 8, 2022, as posted by Bloomberg). During the financial year ended November 30, 2024, 63,000 shares of US GoldMining Restricted Stock vested and were released during the year.

(7)	Comprised of RSRs granted on November 27, 2024 vesting as to 25% on each of the dates that are 3, 6, 9 and 12 months from the date of grant.
(8)

For 390,000 RSRs granted on November 27, 2024, the "Market Value of Share-based Awards That Have Not Vested" is calculated using the closing price of $1.23 of the Corporation's common shares on the TSX as of November 30, 2024. During the financial year ended November 30, 2024, 30,000 RSRs vested and were paid out during the year.

(9)	Includes 1,220,000 Options granted to Mr. Garofalo prior to his appointment as a Co-Chairman and director.
(10)	Mr. Dhaliwal resigned as a director and was appointed as a member of the advisory board effective January 17, 2025.
(11)	Mr. Dawson resigned as a director and was appointed as a member of the advisory board effective January 17, 2025.

Incentive Plan Awards – Value Vested or Earned During the Year for Directors

The table below discloses the aggregate dollar value that would have been realized by a director if Options under Option-based awards had been exercised on the vesting date, as well as the aggregate dollar value realized upon vesting of share-based awards by a director as of the financial year ended November 30, 2024.

Name and Principal Position	Option-based Awards – Value Vested During the Year(1) ($)	Share-based Awards – Value Vested During the Year ($)
Amir Adnani Co-Chairman and Director	43,125	460,800(2)
David Garofalo Co-Chairman and Director	20,125	-
David Kong Director	4,600	5,800(3)
Gloria Ballesta Lead Independent Director	4,600	5,800(3)
Mario Bernardo Garnero Director	4,600	5,800(3)
Anna Tudela Director	4,600	5,800(3)
Hon. Herb Dhaliwal(5) Former Director	4,600	5,800(3)
Garnet Dawson(6) Former Director	4,600	28,840(4)

Notes:

(1)

Consists of: (i) 187,500 and 187,500 Options at an exercise price of $1.09 and $1.09 per share held by Mr. Adnani which vested on May 4, 2024 and November 4, 2024 at a market price of $1.14 and $1.27, respectively; (ii) 87,500 and 87,500 Options at an exercise price of $1.09 and $1.09 per share held by Mr. Garofalo which vested on May 4, 2024 and November 4, 2024 at a market price of $1.14 and $1.27, respectively; (iii) 18,750, 18,750 and 28,750 Options at an exercise price of $1.09, $1.09 and $1.19 per share held by Mr. Kong which vested on May 4, 2024, November 4, 2024, and November 27, 2024 at a market price of $1.14, $1.27 and $1.20, respectively; (iv) 18,750, 18,750 and 28,750 Options at an exercise price of $1.09, $1.09 and $1.19 per share held by Ms. Ballesta which vested on May 4, 2024, November 4, 2024, and November 27, 2024 at a market price of $1.14, $1.27, and $1.20, respectively; (v) 18,750, 18,750 and 28,750 Options at an exercise price of $1.09, $1.09 and $1.19 per share held by Mr. Garnero which vested on May 4, 2024, November 4, 2024, and November 27, 2024 at a market price of $1.14, $1.27, and $1.20, respectively; (vi) 18,750, 18,750 and 28,750 Options at an exercise price of $1.09, $1.09 and $1.19 per share held by Ms. Tudela which vested on May 4, 2024, November 4, 2024, and November 27, 2024 at a market price of $1.14, $1.27, and $1.20, respectively; (vii) 18,750, 18,750 and 28,750 Options at an exercise price of $1.09, $1.09 and $1.19 per share held by Mr. Dhaliwal which vested on May 4, 2024, November 4, 2024, and November 27, 2024 at a market price of $1.14, $1.27, and $1.20, respectively; and (viii) 18,750, 18,750 and 28,750 Options at an exercise price of $1.09, $1.09 and $1.19 per share held by Mr. Dawson which vested on May 4, 2024, November 4, 2024, and November 27, 2024 at a market price of $1.14, $1.27, and $1.20, respectively. 187,500, 250,000, 18,750, 18,750, 18,750, 18,750 and 18,750 Options at an exercise price of $1.60 per share held by Mr. Adnani, Mr. Garofalo, Mr. Kong, Ms. Ballesta, Mr. Garnero, Mr. Dhaliwal and Mr. Dawson, respectively, which vested on May 24, 2024, were out-of-the-money. 18,750 Options at an exercise price of $1.34 held by Ms. Tudela which vested on May 24, 2024 and November 24, 2024 were out-of-the-money. "Value Vested During the Year" is calculated by subtracting the exercise price of the Options vested during the year from the closing price of the Corporation's shares on the TSX on the last trading day prior to the vesting date.

(2)

Consists of 60,000 shares of US GoldMining Restricted Stock granted to Mr. Adnani, which vested on September 23, 2024 at a market price of US$5.66 (or CAD$7.68 per share of US GoldMining Restricted Stock based on a USD/CAD exchange rate of 1.3569 as at September 20, 2024, as posted by Bloomberg). "Value Vested During the Year" is based on the closing price of US GoldMining's shares on the NASDAQ on the last trading day prior to the vesting date.

(3)

Consists of 1,250, 1,250, 1,250 and 1,250 RSRs which vested on February 29, 2024, May 30, 2024, August 30, 2024 and November 30, 2024 at a market price of $1.05, $1,22, $1.14, and $1.23, respectively. "Value Vested During the Year" is based on the closing price of the Corporation's shares on the TSX on the last trading day prior to the vesting date.

(4)

Consists of: (i) 1,250, 1,250, 1,250 and 1,250 RSRs granted to Mr. Dawson, which vested on February 29, 2024, May 30, 2024, August 30, 2024 and November 30, 2024 at a market price of $1.05, $1.22, $1.14 and $1.23, respectively, for which "Value Vested During the Year" totaled $5,800 based on the closing price of the Corporation's shares on the TSX on the last trading day prior to the vesting date; and (ii) 3,000 shares of US GoldMining Restricted Stock granted to Mr. Dawson, which vested on September 23, 2024 at a market price of US$5.66 (or CAD$7.68 per share of US GoldMining Restricted Stock based on a USD/CAD exchange rate of 1.3569 as at September 20, 2024, as posted by Bloomberg), for which "Value Vested During the Year" totaled $23,040 based on the closing price of US GoldMining's shares on the NASDAQ on the last trading day prior to the vesting date.

(5)	Mr. Dhaliwal resigned as a director and was appointed as a member of the advisory board effective January 17, 2025.
(6)	Mr. Dawson resigned as a director and was appointed as a member of the advisory board effective January 17, 2025.

The following table sets forth information relating to Options that were exercised and shares that were acquired on vesting of RSRs by the directors of the Corporation during the most recently completed financial year ended November 30, 2024.

Name and Principal Position	Type of Compensation Security	Number of Underlying Securities Exercised or Vested	Exercise or Issue Price Per Security ($)	Date of Exercise or Vesting	Closing Price per Security on Date of Exercise or Vesting ($)	Difference Between Exercise Price and Closing Price on Date of Exercise ($)	Total Value on Exercise or Vesting Date(1)(2) ($)
Amir Adnani(3) Co-Chairman and Director	Option	750,000	1.05	06-Aug-24	1.11	0.06	45,000
David Garofalo Co-Chairman and Director	-	-	-	-	-	-	-
David Kong Director	RSR RSR Option Option RSR RSR	1,250 1,250 40,000 45,000 1,250 1,250	1.07 1.23 1.05 1.05 1.16 1.19	29-Feb-24 30-May-24 11-Jul-24 25-Jul-24 30-Aug-24 30-Nov-24	1.05 1.22 1.30 1.22 1.14 1.23	N/A N/A 0.25 0.17 N/A N/A	1,313 1,525 10,000 7,650 1,425 1,538
Gloria Ballesta Lead Independent Director	RSR RSR Option RSR RSR	1,250 1,250 45,000 1,250 1,250	1.07 1.23 1.05 1.16 1.19	29-Feb-24 30-May-24 18-Jul-24 30-Aug-24 30-Nov-24	1.05 1.22 1.27 1.14 1.23	N/A N/A 0.22 N/A N/A	1,313 1,525 9,900 1,425 1,538
Mario Bernardo Garnero Director	RSR RSR Option RSR RSR	1,250 1,250 45,000 1,250 1,250	1.07 1.23 1.05 1.16 1.19	29-Feb-24 30-May-24 12-Jul-24 30-Aug-24 30-Nov-24	1.05 1.22 1.29 1.14 1.23	N/A N/A 0.24 N/A N/A	1,313 1,525 10,800 1,425 1,538
Anna Tudela Director	RSR RSR RSR RSR	1,250 1,250 1,250 1,250	1.07 1.23 1.16 1.19	29-Feb-24 30-May-24 30-Aug-24 30-Nov-24	1.05 1.22 1.14 1.23	N/A N/A N/A N/A	1,313 1,525 1,425 1,538
Hon. Herb Dhaliwal Former Director	RSR RSR RSR RSR	1,250 1,250 1,250 1,250	1.07 1.23 1.16 1.19	29-Feb-24 30-May-24 30-Aug-24 30-Nov-24	1.05 1.22 1.14 1.23	N/A N/A N/A N/A	1,313 1,525 1,425 1,538
Garnet Dawson(3) Former Director	RSR RSR Option RSR RSR	1,250 1,250 260,000 1,250 1,250	1.07 1.23 1.05 1.16 1.19	29-Feb-24 30-May-24 05-Jul-24 30-Aug-24 30-Nov-24	1.05 1.22 1.28 1.14 1.23	N/A N/A 0.23 N/A N/A	1,313 1,525 59,800 1,425 1,538

Notes:

(1)

"Total Value on Exercise or Issuance Date" for RSRs is calculated using the the closing price of the Corporation's shares on the TSX on the last trading day prior to the vesting date and for Options using the closing price of the Corporation's shares on the TSX on the date of exercise.

(2)	Common shares pertaining to 7,500 RSRs which vested on November 30, 2024 were issued on December 2, 2024.
(3)

Does not include 60,000 and 3,000 shares of US GoldMining Restricted Stock granted to Mr. Adnani and Mr. Dawson, respectively, which vested on September 23, 2024 at a market price of US$5.66 (or CAD$7.68 per share of US GoldMining Restricted Stock based on a USD/CAD exchange rate of 1.3569 as at September 20, 2024, as posted by Bloomberg), using the closing price of US GoldMining's shares on the NASDAQ on the last trading day prior to the vesting date. The value on the vesting date totaled $460,800 and $23,040 for Mr. Adnani and Mr. Dawson, respectively.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the securities authorized for issuance under compensation plans for the financial year ended November 30, 2024.

Plan Category	Class of Securities	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted- average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (#)
Equity compensation plans approved by securityholders(1)	Options RSRs	15,481,429(2) 765,165(3)	$1.61 N/A	3,992,656 790,274
Equity compensation plans not approved by security holders	-	-	-	-
TOTAL		16,246,594	$1.61	4,782,930

Notes:

(1)	The Shareholders of the Corporation most recently approved the Option Plan and the Restricted Share Plan on May 19, 2022 and May 23, 2019, respectively.
(2)	The maximum number of common shares reserved for issuance under the Option Plan is 10% of the outstanding common shares of the Corporation on a rolling basis.
(3)

The maximum number of common shares reserved for issuance under the Restricted Share Plan is currently 2,700,000 common shares. Common shares pertaining to 74,375 RSRs which vested on November 30, 2024 were issued on December 2, 2024. Subject to Shareholder approval at the Meeting, the amended and restated Restricted Share Plan increases the maximum number of common shares reserved for issuance for RSRs granted thereunder to 4,700,000 common shares.

Stock Option Plan

The maximum number of common shares that may be reserved for issuance under the Option Plan is 10% of the number of issued and outstanding common shares on a non-diluted basis from time to time.

The Corporation adopted the Option Plan on January 28, 2011, which became effective upon receipt of approval of Shareholders on August 31, 2011. The Option Plan allows for the grant of Option awards to directors, officers, employees and consultants of the Corporation or any of its subsidiaries, and to employees of a person or company which provides management services to the Corporation or any of its subsidiaries, as determined by the board of directors of the Corporation and its Compensation Committee.

At the Meeting, Shareholders will be asked to consider and, if thought appropriate, approve the Unallocated Options Resolution. For further information, please refer to the section entitled "Approval of Unallocated Options Under Stock Option Plan".

The purpose of the Option Plan is to attract, retain and motivate qualified directors, officers, employees and consultants of the Corporation and its subsidiaries and to reward them for their contributions toward the goals and success of the Corporation. Pursuant to the terms of the Option Plan, the board of directors may designate directors, officers, employees or consultants of the Corporation or any of its subsidiaries and employees of a person or company which provides management services to the Corporation or any of its subsidiaries eligible to receive Options to acquire such numbers of common shares as the board of directors may determine, each Option so granted being for a term specified by the board of directors up to a maximum of five years from the date of grant. The maximum number of common shares reserved for issuance for Options granted under the Option Plan at any time is 10% of the issued and outstanding common shares in the capital of the Corporation. As of the date hereof, the Corporation had 196,025,957 common shares outstanding and may issue up to a maximum of 19,602,595 common shares pursuant to the Option Plan.

In accordance with its terms, in no case may the grant of Options under the Option Plan result in: (i) the grant to any one individual, within any 12-month period (unless the Corporation has obtained disinterested Shareholder approval) of Options reserving for issuance a number of common shares exceeding in the aggregate 5% of the issued and outstanding common shares; (ii) the grant to all persons engaged by the Corporation to provide investor relations activities, within any twelve month period, of Options reserving for issuance a number of common shares exceeding in the aggregate 2% of the issued and outstanding common shares; or (iii) the grant to any one consultant, in any twelve month period, of Options reserving for issuance a number of common shares exceeding in the aggregate 2% of the issued and outstanding common shares. The Option Plan limits insider participation such that the number of common shares: (i) issuable to Insiders (as defined in the Option Plan) at any time, under all security based compensation arrangements of the Corporation does not exceed 10% of the issued and outstanding common shares of the Corporation; and (ii) issued to Insiders (as defined in the Option Plan) within a twelve-month period, under all security based compensation arrangements of the Corporation does not exceed 10% of the issued and outstanding common shares of the Corporation. The Option Plan limits non-employee director participation such that the maximum equity value which may be granted by the Corporation in any fiscal year to each non-employee director under the Option Plan, together with all of the Corporation's other previously established or proposed share compensation arrangements, may not exceed $150,000 in value calculated using the grant date fair value of such awards for financial reporting purposes, of which the value of Options may not exceed $100,000 per non-employee director. As of the date hereof, 15,568,929 Options are outstanding under the Option Plan, representing 7.9% of the outstanding common shares of the Corporation and 4,033,666 Options are available for grant under the Option Plan, representing 2.1% of the outstanding common shares of the Corporation.

The price at which a holder of Options (an "Optionholder") may purchase common shares upon the exercise of an Option is determined by the board of directors, provided that such exercise price cannot be less than the closing price of the common shares on the last trading day prior to the date on which such Options are granted. The Option Plan provides that Shareholder approval is required to reduce the exercise price of an Option and disinterested Shareholder approval is required to reduce the exercise price of an Option held by an insider of the Corporation. Options granted under the Option Plan may contain vesting provisions at the discretion of the board of directors of the Corporation. If an Option expires during one of the Corporation's self-imposed blackout periods, such Option will automatically be extended for ten business days following expiration of the blackout period.

Subject to certain exceptions, an Option will not be exercisable unless the Optionholder remains an eligible director, officer, employee or consultant of the Corporation or any of its subsidiaries or an employee of a person or company which provides management services to the Corporation or any of its subsidiaries continuously throughout the term of such Option. Should the Optionholder cease to be an eligible director, officer, employee or consultant of the Corporation or any of its subsidiaries or an employee of a person or company which provides management services to the Corporation or any of its subsidiaries during the term of an Option for any reason other than death or cause, the Option will be exercisable for a maximum of ninety days thereafter. If an Optionholder dies during the term of an Option, such Option will be exercisable by the executor or administrator of the Optionholder's estate for a maximum of one year following such death. Should the Optionholder cease to be an eligible director, officer, employee or consultant of the Corporation or any of its subsidiaries or an employee of a person or company which provides management services to the Corporation or any of its subsidiaries as a result of having been dismissed from any such position for cause, all unexercised Options of such Optionholder under the Option Plan shall immediately become terminated and shall lapse, notwithstanding the original term of the Option granted to such Optionholder under the Option Plan. The Option Plan provides for a "double-trigger" for vesting in the event of a change of control such that, Options granted shall vest only in the event of an Optionholder's termination without cause or resignation for Good Reason (as defined in the Option Plan) within 12 months following a change of control in which case the vesting and exercisability of all Options then held by such Optionholder will be accelerated in full and all Options held by such Optionholder shall expire on the earlier of the date that such Options would otherwise expire and the ninetieth day following the Optionholder's Termination Date (as defined in the Option Plan), unless otherwise provided in the applicable Option agreement. The Option Plan provides that all Options shall be subject to clawback pursuant to any incentive compensation clawback policy adopted by the board of directors from time to time, subject to applicable law.

In no event may the Option under the Option Plan be assigned or transferred, except to the extent that certain rights may pass to a legal representative upon death of an Optionee.

The Option Plan provides for: (i) a "cashless exercise" feature that permits an Optionholder to elect to deliver a copy of irrevocable instructions to a broker to sell the common shares of the Corporation otherwise deliverable upon the exercise of the Options and to deliver to the Corporation an amount equal to the exercise price of the Options against delivery of the common shares of the Corporation to settle the applicable trade; and (ii) a "net exercise" feature that permits an Optionholder to elect to exercise an Option or a portion thereof by surrendering such Option or a portion thereof in consideration for the Corporation delivering common shares of the Corporation to the Optionee but withholding the minimum number of common shares otherwise deliverable in respect of the Options that are needed to pay for the exercise price of such Options.

The board of directors of the Corporation may at any time, in its sole and absolute discretion and without the approval of Shareholders, amend, suspend, terminate or discontinue the Option Plan and may amend the terms and conditions of any Options granted thereunder, subject to: (a) any required approval of any applicable regulatory authority or the TSX; and (b) approval of our Shareholders as required by the rules of the TSX or applicable law, provided that Shareholder approval shall not be required for the following amendments and the board of directors of the Corporation may make changes which may include but are not limited to:

(i)	amendments of a "housekeeping nature";

(ii)

any amendment for the purpose of curing any ambiguity, error or omission in the Option Plan or to correct or supplement any provision of the Option Plan that is inconsistent with any other provision of the Option Plan;

(iii)	an amendment which is necessary to comply with applicable law or TSX requirements;

(iv)	amendments respecting administration and eligibility for participation under the Option Plan;

(v)	changes to terms and conditions on which Options may be or have been granted pursuant to the Option Plan, including changes to the vesting provisions and terms of any Options;

(vi)	amendments which alter, extend or accelerate the terms of vesting applicable to any Options granted pursuant to the Option Plan; and

(vii)	changes to the termination provisions of an Option or the Option Plan which do not entail an extension beyond the original fixed term.

Stock Option Plan Burn Rate

For the financial years ended November 30, 2024, 2023 and 2022, the Corporation's annual burn rate under the Option Plan was 1.47%, 2.15% and 3.05%, respectively.

Financial Year	Number of Options Awarded Under Option Plan During Financial Year (a)	Weighted Average Number of Common Shares Outstanding for Financial Year (b)	Burn Rate ((a)/(b))
2024	2,763,234	187,833,126	1.47%
2023	3,700,000	171,903,909	2.15%
2022	4,694,445	154,045,370	3.05%

Restricted Share Plan

The board of directors of the Corporation implemented the Restricted Share Plan on November 27, 2018. The Restricted Share Plan was approved by the Shareholders of the Corporation on May 23, 2019. In accordance with the policies of the TSX, increases in a plan maximum will be subject to Shareholder approval. Subject to obtaining (i) Shareholder approval at the Meeting; and (ii) TSX acceptance, on March 28, 2025, the board of directors of the Corporation adopted certain amendments to the Restricted Share Plan. Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought appropriate, approve the Amended Restricted Share Plan Resolution. For further information, please refer to the section entitled "Approval of Amended and Restated Restricted Share Plan".

The purpose of the Restricted Share Plan is to attract, retain and motivate qualified employees, directors, management, employees and consultants of the Corporation and the Designated Affiliates (as defined in the Restricted Share Plan) and to reward them for their contributions toward the goals and success of the Corporation. Pursuant to the terms of the Restricted Share Plan, the board of directors may designate directors, management, employees and consultants of the Corporation and the Designated Affiliates eligible to receive RSRs (an "Eligible Participant") to acquire such numbers of common shares as the board of directors may determine, each RSR so granted being for a term specified by the board of directors up to a maximum of three years from the date of grant. The Restricted Share Plan provides that RSRs may be granted by the Board to Eligible Participants as a discretionary payment in consideration of past services to the Corporation. Each RSR entitles the holder to receive one common share of the Corporation without payment of additional consideration on the later of: (i) the end of a restricted period of time as determined by the board of directors of the Corporation (a "Restricted Period"); and (ii) a date determined by an Eligible Participant that is after the Restricted Period (a "Deferred Payment Date"). The maximum number of common shares reserved for issuance for RSRs granted under the Restricted Share Plan is 2,700,000 common shares. Subject to Shareholder approval at the Meeting, the amendment to the Restricted Share Plan increases the maximum number of common shares reserved for issuance for RSRs granted thereunder to 4,700,000 common shares, representing 2.4% of the outstanding common shares of the Corporation as of the date hereof.

In accordance with its terms, in no case may the grant of RSRs under the Restricted Share Plan result in the grant to any director, who is not also an employee, of RSRs for issuance exceeding $100,000 in any fiscal year and may only be granted in lieu of their cash based annual retainers. Subject to Shareholder approval at the Meeting, the amendment to the Restricted Share Plan increases the maximum issuance in any fiscal year to $150,000. The Restricted Share Plan limits insider participation such that the number of common shares: (i) issuable to Insiders (as defined in the Restricted Share Plan), at any time, under all security based compensation arrangements of the Corporation does not exceed 10% of the issued and outstanding common shares of the Corporation; and (ii) issued to Insiders (as defined in the Restricted Share Plan), within a twelve-month period, under all security based compensation arrangements of the Corporation, does not exceed 10% of the issued and outstanding common shares of the Corporation. As of the date hereof, the Corporation had an aggregate of 672,840 common shares allocated to outstanding RSRs and vested RSRs subject to a deferred settlement date under the Restricted Share Plan, representing 0.3% of the outstanding common shares of the Corporation, and a further 790,274 common shares are available for allocation to RSRs under the Restricted Share Plan, representing 0.4% of the outstanding common shares of the Corporation. Since the adoption of the Restricted Share Plan, an aggregate total of 1,236,886 common shares have been issued in settlement of RSRs granted under the Restricted Share Plan. Subject to Shareholder approval at the Meeting, the Corporation will have an additional 2,000,000 common shares available for an aggregate total of 2,790,274 common shares available for allocation to RSRs under the amended and restated Restricted Share Plan, representing 1.4% of the outstanding common shares of the Corporation as of the date hereof.

Subject to certain exceptions, RSRs will not be issuable unless the RSRs holder remains an eligible director, senior officer, employee or consultant continuously throughout the Restricted Period of the RSRs. Should the RSR holder cease to be an eligible director, senior officer, employee or consultant of the Corporation during the Restricted Period for any reason other than death, the RSRs shall immediately terminate. If an RSRs holder dies during the term of any RSRs, such common shares underlying the RSRs will be immediately issuable by the Corporation. Except as otherwise may be expressly provided for under the Restricted Share Plan or pursuant to a will or by the laws of descent and distribution, no RSR and no other right or interest of an RSR holder is assignable or transferrable.

If a RSR holder holds RSRs that are subject to a Restricted Period, the board of directors of the Corporation will have the discretion to pay the RSR holder cash equal to any cash dividends declared on the common shares of the Corporation that would be payable on the common shares issuable in accordance with the RSRs at the time such dividends are ordinarily paid to holders of the common shares of the Corporation. The Corporation, at its discretion, may pay such cash dividends, if any, to those RSR holders that hold RSRs that are no longer subject to a Restricted Period, but are exercisable at a Deferred Payment Date.

Provisions under the Restricted Share Plan for vesting of RSRs upon a change of control (as such term is defined in the Restricted Share Plan) contain a double trigger requirement. In the event of a change of control, (a) if a Participant is an eligible employee and, within 12 months of the change of control is terminated without just cause or terminates the employment relationship for good reason, all RSRs held by such Participant will immediately vest, and (b) if a Participant ceases to be an eligible employee upon a change of control, all their outstanding RSRs will immediately vest, and the common shares underlying the RSRs will be immediately issuable by the Corporation.

In the event any Restricted Period expires or a Deferred Payment Date occurs during a self-imposed blackout period, such Restricted Period or Deferred Payment Date will be automatically extended for 48 hours after such blackout period has expired.

The board of directors of the Corporation may from time to time in their absolute discretion amend, modify and change the provisions of the Restricted Share Plan without Shareholder approval, provided that any amendment, modification or change to the provisions of the Restricted Share Plan which would:

(i)	materially increase the benefits under the Restricted Share Plan;

(ii)	increase the number of common shares of the Corporation which may be issued pursuant to the Restricted Share Plan;

(iii)	make any amendment which increases the Non-Employee Director Participation Limit as set out in the Restricted Share Plan;

(iv)	materially modify the requirements as to eligibility for participation in the Restricted Share Plan; or

(v)

make any amendment to the amendment provisions of the Restricted Share Plan so as to increase the ability of the board of directors of the Corporation to amend the Restricted Share Plan without Shareholder approval;

shall only be effective upon such amendment, modification or change being approved by the Shareholders of the Corporation, and if required, by the TSX and any other regulatory authority having jurisdiction over the securities of the Corporation. Any amendment, modification or change of any provision of the Restricted Share Plan shall be subject to approval, if required, by any regulatory authority having jurisdiction over the securities of the Corporation.

Restricted Share Plan Burn Rate

For the financial years ended November 30, 2024, 2023 and 2022, the Corporation's annual burn rate under the Restricted Share Plan was 0.43%, 0.23% and 0.16%, respectively.

Financial Year	Number of Restricted Share Rights Awarded Under the Restricted Share Plan During Financial Year (a)	Weighted Average Number of Common Shares Outstanding for Financial Year (b)	Burn Rate ((a)/(b))
2024	811,298	187,833,126	0.43%
2023	403,700	171,903,909	0.23%
2022	239,490	154,045,370	0.16%

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Corporation's or the Corporation's subsidiaries' directors, executive officers, employees, former directors, former executive officers, former employees, Nominees, or associates of any of them, is or has been indebted to the Corporation or its subsidiaries, or to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries at any time since the beginning of the most recently completed financial year, and none of the foregoing persons, is indebted to the Corporation or any of its subsidiaries as of the date of this Circular.

MANAGEMENT CONTRACTS

The management functions of the Corporation and its subsidiaries are not performed by a person or persons other than the directors or executive officers of the Corporation.

CORPORATE GOVERNANCE

As a Canadian corporation listed on the NYSE American stock exchange, the Corporation is not required to comply with most of the NYSE American Governance Rules, so long as it complies with Canadian corporate governance practices. In order to claim such an exemption, however, the Corporation must disclose the significant difference between its corporate governance practices and those required to be followed by U.S. domestic companies under the NYSE American Governance Rules. The Corporation has reviewed its corporate governance practices against the requirements of the NYSE American and determined that its corporate governance practices do not differ significantly from those followed by U.S. companies under the NYSE American listing standards for corporate governance. The Corporation has included a description of significant differences in corporate governance practices on the Corporation's website at www.goldmining.com.

The following is a description of the Corporation's corporate governance practices.

Audit Committee

The Audit Committee is comprised of Mr. Kong, Ms. Ballesta and Ms. Tudela. Each member of the Audit Committee is considered "financially literate" as defined in National Instrument 52-110. Each member of the Audit Committee is also considered independent pursuant to National Instrument 52-110, Rule 10A-3 of the Exchange Act and the NYSE American Governance Rules. Mr. Kong is the Chair of the Audit Committee. As required by National Instrument 52-110, information about our Audit Committee is provided in our most recent annual information form dated February 27, 2025, which is available under our SEDAR+ profile at www.sedarplus.ca and on our website at www.goldmining.com.

Board of Directors

Independence of the Board

The board of directors is currently comprised of six directors, four of whom are independent. Mr. Kong, Ms. Ballesta, Mr. Garnero and Ms. Tudela are considered "independent" as provided by National Instrument 52-110 and the NYSE American Governance Rules. Mr. Adnani and Mr. Garofalo are not considered "independent". If all Nominees are elected at the Meeting, the board of directors will be comprised of 67% "independent" directors.

Mr. Adnani is not considered independent as a result of the scope of his involvement with the Corporation. Mr. Garofalo is not considered independent as a result of his executive officer position with GRC, a former subsidiary of the Corporation.

The independence of the directors is determined in accordance with National Instrument 52-110, which provides that a director is independent if he or she has no direct or indirect material relationship with the Corporation and its subsidiaries. A "material relationship" is defined to mean a relationship which could, in the view of the board of directors, reasonably interfere with the exercise of a director's independent judgment and includes an indirect material relationship. The Corporation also determines independence of its directors pursuant to the NYSE American Governance Rules. The NYSE Governance Rules provides that no director qualifies as independent unless the board of directors affirmatively determines that the director has no material relationship with the Corporation that would interfere with the exercise of independent judgment.

The Co-Chairmen of the board of directors are not independent. However, the board of has appointed Ms. Ballesta, an independent member of the board of directors, as Lead Independent Director. The primary focus of the Lead Independent Director is to provide leadership for the independent directors and ensure that the board of directors' agenda enables it to successfully carry out its duties. The Lead Independent Director chairs all independent director meetings and reports the results of these meetings to the non-independent directors and the Chief Executive Officer. The independent directors are also able to meet at any time without members of management and non-independent directors being present. The independent directors are actively and regularly involved in reviewing the operations of the Corporation, have full access to management and are encouraged to seek the advice of financial, legal or other advisors when necessary. The independent directors discharge their responsibilities for independent oversight of management through their representation on the Board.

Co-Chairmen of the Board of Directors

The board of directors has appointed Mr. Adnani and Mr. Garofalo as Co-Chairmen of the board of directors. The primary responsibilities of the Co-Chairmen include chairing all board of directors meetings, ensuring that the board of directors functions effectively, scheduling meetings, setting agendas and ensuring that the Board meetings are organized properly. The Co-Chairmen also ensure that all business required to come before the board of directors is presented to its members in a timely and appropriate manner.

Lead Independent Director

The board of directors has appointed Ms. Ballesta, an independent member of the board of directors, as Lead Independent Director. The Lead Independent Director's primary responsibility is to ensure that the board of directors functions independently of management and to act as principal liaison between the independent directors and the non-independent directors and the Chief Executive Officer. The board of directors has developed a position description for the Lead Independent Director which provides that the Lead Independent Director shall, among other things:

●	in consultation with the Co-Chairmen, review and make recommendations with respect to the agenda for board of directors meetings;
●	ensure that independent directors have the opportunity to meet separately without non-independent directors and members of management of the Corporation;
●	request in camera sessions of the independent directors; and
●	provide leadership for the independent directors and ensure that the board of directors understands its responsibilities and can work cohesively.

The position description of the Lead Independent Director sets out the full description of the responsibilities of the Lead Independent Director and is available on the Corporation's website at www.goldmining.com.

Meetings of the Board and Committees of the Board

The board of directors meets a minimum of four times a year, once every quarter. The board of directors meets as many times as necessary to address all current affairs and business. Each committee of the board of directors meets at least once each year or more frequently as necessary to deal with current business and affairs. The Audit Committee meets at least four times each year.

Independent Directors' Meetings

During the financial year ended November 30, 2024 the independent directors met twice. The independent directors meet at least once each year or more frequently as necessary to deal with current business and affairs. The independent directors hold meetings at which non-independent directors and members of management are not in attendance. In order to facilitate open and candid discussion among independent directors, communication among the independent directors also occurs on an informal and ongoing basis as such need arises.

Each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are comprised entirely of independent directors, and the Safety and Sustainability Committee is comprised of 67% independent directors and all committees report directly to the board of directors.

Attendance Report

The following table sets forth meeting attendance records for each director in the financial year ended November 30, 2024, including each committee of which the director served as a member.

Meeting Attendance
Director	Board Meetings	Independent Director Meetings	Audit Committee Meetings	Compensation Committee Meetings	Nominating and Corporate Governance Committee Meetings	Safety and Sustainability Committee Meetings
Amir Adnani	4/4	-	-	-	-	-
David Garofalo	4/4	-	-	-	-	-
Mario Bernardo Garnero	4/4	2/2	-	-	1/1	-
David Kong	4/4	2/2	4/4	1/1	-	-
Gloria Ballesta	4/4	2/2	4/4	1/1	1/1	2/2
Anna Tudela	4/4	2/2	-	-	-	2/2
Garnet Dawson	4/4	-	-	-	-	2/2
Hon. Herb Dhaliwal	4/4	2/2	4/4	1/1	1/1	-

During the financial year ended November 30, 2024, Mr. Dhaliwal served as a member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee and Mr. Dawson served as a member of the Safety and Sustainability Committee. Effective January 17, 2025: (i) Mr. Dawson and Mr. Dhaliwal resigned as members of the Board and its committees; (ii) Ms. Tudela was appointed as a member of the Audit Committee and Nominating and Corporate Governance Committee; (iii) Mr. Garnero was appointed as a member of the Compensation Committee; and (iv) Mr. Garofalo was appointed as a member of the Safety and Sustainability Committee.

Directorships

The following director Nominees of the Corporation are also directors of other reporting issuers.

Name of Director / Nominee	Name of Other Reporting Issuer(s)	Exchange
Amir Adnani	Uranium Energy Corp.	NYSE American
	Uranium Royalty Corp.	Toronto Stock Exchange and NASDAQ Capital Market
David Garofalo	Gold Royalty Corp.	NYSE American
	Aris Mining Corporation	Toronto Stock Exchange and NYSE American
David Kong	Uranium Energy Corp.	NYSE American
Gloria Ballesta	Uranium Energy Corp.	NYSE American
Anna Tudela	Regulus Resources Inc.	TSX Venture Exchange
	Gunpoint Exploration Ltd.	TSX Venture Exchange

Board Mandate

The board of directors does not have a written mandate. In fulfilling its responsibilities, the board of directors is responsible for, among other things: (i) strategic planning for the Corporation; (ii) monitoring of the Corporation's financial performance, financial reporting, financial risk management and oversight of policies and procedures; (iii) reviewing and, where appropriate, approving major corporate actions and internal controls of the Corporation; (iv) assessing risks facing the Corporation and reviewing options for their mitigation; (v) ensuring that the Corporation's business is conducted with the highest standards of ethical conduct and in conformity with applicable laws and regulations; (vi) appointing officers of the Corporation, ensuring that they are qualified for their roles and planning their succession as appropriate from time to time; and (vii) establishing and overseeing committees of the board of directors as appropriate, approving their mandates and approving any compensation of their members.

Position Descriptions

The board of directors of the Corporation has not developed a separate written position description for the role of the Co-Chairmen and the Chair of each board committee. Each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are comprised entirely of independent directors, which helps ensure that the views of the independent directors are effectively presented on these committees. The role of the Co-Chairmen of the board and the Chair of each committee is to preside over all meetings of the board of directors, lead the board of directors or committee in regularly reviewing and assessing the adequacy of its mandate and its effectiveness in fulfilling its mandate, and in the case of the Chairs of each committee, report to the board of directors with respect to the activities of the committee.

The board of directors and the Chief Executive Officer have not developed a written position description for the Chief Executive Officer. However, the Chief Executive Officer's principal duties and responsibilities are for planning the strategic direction of the Corporation, providing leadership to the Corporation, acting as a spokesperson for the Corporation, reporting to Shareholders, and overseeing the executive management of the Corporation.

Orientation and Continuing Education

The board of directors does not have any formal procedures to orient new members of the board of directors nor does it have a formal policy of providing continuing education for directors. When a new director is appointed, he or she has the opportunity to meet other directors, executives, management and employees of the Corporation with orientation tailored to the needs and experience of the new director, as well as the overall needs of the board of directors. New members of the board of directors are provided with information respecting the Corporation and its business and operations.

The Corporation relies upon the advice of its professional advisors to update the knowledge of its board of directors in respect of changes in relevant policies and regulations. A number of directors are also directors of other publicly traded companies and are benefiting from exposure to the boards of directors of such companies. New members of the board of directors are generally selected on the basis of their breadth of experience with respect to the mining business, having regard to the requirements for appropriate skill sets required by the Corporation.

As an ongoing process, the board of directors is to consider executive and management development (including training and monitoring of senior executives and management) to be based mainly on periodic reports from the Compensation and the Nominating and Corporate Governance Committees and the President and Chief Executive Officer. Members of the board of directors are encouraged to communicate with executives, management, auditors and technical consultants to keep themselves current with business and affairs of the Corporation and with respect to developments within the mining industry. Members of the board of directors have free and full access to the Corporation's records at all times.

Ethical Business Conduct

The board of directors has adopted a code of business conduct and ethics (the "Code of Conduct") which defines the standards and values which the Corporation expects all of its directors, officers and employees to follow in their dealings with stakeholders. The Code of Conduct is available on the Corporation's website at www.goldmining.com.

The board of directors relies upon the selection of directors, officers and employees whom it considers as meeting the highest ethical standards to promote a culture of ethical business conduct. The board of directors has instructed its management and employees to abide by the Code of Conduct and to bring any breaches thereof to the attention of the Chairman of the Audit Committee. The Nominating and Corporate Governance Committee will conduct regular reviews of compliance under the Code of Conduct with a view to updating such policies as necessary to enhance compliance with the Code of Conduct.

The board of directors itself must comply with the conflict of interest provisions of applicable Canadian corporate law, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director and executive officer has a material interest. Any person subject to the Code of Conduct will be required to disclose interests that may give rise to conflicts of interest. To ensure the directors exercise independent judgement in considering transactions and agreements in which a director or executive officer has a material interest, any such director or executive officer removes himself or herself during any related board of directors' discussions and such director does not cast a vote on any matter in respect of which such director has a material interest.

AI Technologies and Oversight

The responsibilities of the board of directors extend to the safe and ethical implementation or potential use of artificial intelligence ("AI") technologies to the Corporation's business and strategy.

The Corporation does not rely on AI technologies or use generative AI in its day-to-day business or strategy. The board of directors has not adopted a specific governance framework for AI technologies and relies on a combination of corporate governance risk management (as outlined in this section) and the application of the existing policies to provide sufficient oversight of any potential risk that could arise from use of AI technologies and guidance on governance relating to the use of AI technologies.

In June 2022, the Government of Canada tabled the Artificial Intelligence and Data Act (AIDA) as part of Bill C-27, the Digital Charter Implementation Act, 2022, which would introduce a new regulatory system designed to encourage the responsible adoption of AI technologies by Canadian businesses with a focus on education, establishing guidelines and helping businesses to come into compliance through voluntary means.

Members of the board of directors are encouraged to attend seminars or conferences of interest and relevance to their position as a director of the Corporation (as outlined in this section, above, under " – Orientation and Continuing Education", which extends to matters of AI technologies. The board of directors, in conjunction with the Nominating and Corporate Governance Committee, continues to monitor risks to the business and operations of the Corporation, as well as the sufficiency of its existing policies, and may introduce a specific governance framework in the future if deemed advisable.

Anti-Corruption Policy

The board of directors has adopted an Anti-Corruption Policy (the "Anti-Corruption Policy") to supplement our Code of Conduct. The Corporation is committed to conducting business in an honest and ethical manner. It is the Corporation's policy that all business on behalf of the Corporation be conducted in full compliance with all applicable laws relating to improper payments to public officials or other persons such as contractors, suppliers, or other third parties. These laws include the Corruption of Foreign Public Officials Act (Canada), U.S. Foreign Corrupt Practices Act, and all other anti-bribery and anticorruption laws in any other country that may be applicable to the Corporation. The Anti-Corruption Policy is available on the Corporation's website at www.goldmining.com.

The Anti-Corruption Policy provides that, among other things, employees, officers and directors of the Corporation and third parties who provide services on behalf of the Corporation, are prohibited from offering, paying, promising or authorizing any payment or other benefit to a government official or any other person, directly or indirectly, for the purpose of causing the person to act or fail to act in a certain manner, inducing a person to use his or her position to influence any acts or decisions of a government or governmental agency or securing an improper advantage, contract or concession for the Corporation. Improper payments or acts include, but are not limited to, bribes, kickbacks, extortion, excessive gifts, hospitality or entertainment, political contributions that are not made in accordance with the Code of Conduct, facilitation payments, or being wilfully blind to improper payments or acts.

To oversee our Anti-Corruption Policy, all directors and officers of the Corporation, together with any employees and third parties, as required and as determined by the Corporation, will be required to annually certify their compliance with the Anti-Corruption Policy.

Failure to comply with the Anti-Corruption Policy may result in severe consequences, including internal disciplinary action or termination of any employment, consulting or similar arrangement without notice and for cause. The Nominating and Corporate Governance Committee will review and evaluate the Anti-Corruption Policy on an annual basis to determine whether it is effective in ensuring compliance with applicable anti-corruption laws.

Insider Trading and Corporate Disclosure Policy

The board of directors has adopted an insider trading and corporate disclosure policy (the "Insider Trading Policy") which establishes a framework of procedures designed to: (i) permit the disclosure of information about the Corporation to the public in a factual, accurate, timely and broadly disseminated manner; and (ii) ensure the proper protection of non-publicly disclosed material information and to prevent improper trading of the Corporation. The Insider Trading Policy applies to all employees, officers and directors of the corporation or any subsidiary of the Corporation, and those authorized to speak on their behalf to ensure that such personnel comply with securities legislation and the rules of applicable stock exchanges relating to insider trading, tipping, and corporate disclosure. The Insider Trading Policy is available on the Corporation's website at www.goldmining.com.

With respect to corporate disclosure, the Insider Trading Policy provides guidelines and principles for, among other things: (i) maintaining confidentiality with respect to information regarding the Corporation; and (ii) appropriate disclosure practices, including the proper preparation and maintenance of the Corporation's books, records, accounts and financial statements, and timely and fulsome disclosure of material information.

With respect to trading in the Corporation's securities, the Insider Trading Policy provides guidelines on the Corporation's prohibitions on trading, tipping and short-selling, the Corporation's policies on black-out periods, required pre-clearances of trades made by officers and directors of the Corporation and its subsidiaries, and disciplinary actions that may occur if there is a breach of the Insider Trading Policy.

Whistleblower Policy

The board of directors has adopted a whistleblower policy (the "Whistleblower Policy") wherein directors, officers and employees of the Corporation are provided with the mechanics by which they may raise concerns or complaints about actual or suspected wrongdoing within the Corporation involving unlawful or unethical conduct, danger to the health and safety of any person or financial misconduct. Such wrongdoing or improper behavior can include, but is not limited to, unlawful acts, breaches of policies of the corporation including internal financial controls approved by the Corporation, unprofessional conduct, questionable accounting or auditing practices, dangerous practices, abuse of power and unfair discrimination. The Whistleblower Policy provides information regarding who to contact with a complaint or concern and how the Corporation will respond to a complaint or concern. The Whistleblower Policy is available on the Corporation's website at www.goldmining.com.

Health & Safety, Environmental & Social Policy

The board of directors has adopted a Health & Safety, Environmental & Social Policy (the "ESG Policy") which sets out the Corporation's commitment to furthering responsible and sustainable development as a means to create long-term value for its stakeholders. The ESG Policy is available on the Corporation's website at www.goldmining.com.

The Corporation is committed to contributing to sustainable development and improving the quality of life for the local communities in which we operate. The Corporation seeks to respect the rights of all people, upholding human rights, and acting with integrity and transparency throughout all of our actions, communications and stakeholder engagement. The Corporation is committed to minimizing our environmental impacts, including impacts on water, air, biodiversity and climate change. We are committed to appropriately managing our environmental risks and ensuring adherence to or exceeding all applicable local, state and federal environmental regulations. The Corporation recognizes that mining is a key part of the energy transition, but also can be a contributor to greenhouse gases. We are committed to responsibly managing and reducing our emissions, as best as possible. In support of being in compliance with all applicable environmental laws and regulations and to meet our commitment to minimizing our environmental impact, we, among other things, establish and follow operational procedures that identify environmental risks and minimize environmental impacts, ensure safe management of cuttings and mine waste, seek to minimize our energy use and greenhouse gas emissions, seek to monitor and reduce air pollutants created through the Corporation's activities, seek to assess, monitor and reduce our biodiversity impacts in our mining practices, strive to manage water responsibly, record, investigate and address environmental incidents, and encourage a culture of environmental stewardship.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for making recommendations to the board of directors in respect of the filling of vacancies on the board of directors and as to nominees for the board of directors. On an annual basis, the board of directors reviews its strategies to determine the composition of the board of directors and the appropriate candidates to be put forth for election as directors at annual general meetings. The review takes into account the desirability of maintaining a balance of skills, experience and background required for the discharge of its fiduciary duty to the Corporation.

The Nominating and Corporate Governance Committee is comprised of Ms. Ballesta, Mr. Garnero and Ms. Tudela. Each member of the Nominating and Corporate Governance Committee is considered independent pursuant to National Instrument 52-110 and the NYSE American Governance Rules. Ms. Ballesta is the Chair of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee is responsible for developing and establishing corporate governance guidelines and practices for the board of directors and the Corporation. The Nominating and Corporate Governance Committee is responsible for assessing the overall effectiveness and composition of the board of directors and the committees of the board of directors and providing recommendations to the board of directors for suitable nominations of directors at annual general meetings of Shareholders and the filling of vacancies on the board of directors. The Nominating and Corporate Governance Committee is comprised entirely of independent directors.

The Nominating and Corporate Governance Committee does not set specific minimum qualifications for director positions. Rather, nominations for election or re-election to the Board are based on the needs of the Board, as well as a particular candidate's merits, skills, and needs. In evaluating candidates for nomination for election as directors, the Nominating and Corporate Governance Committee will consider an individual's independence, skills, experience, diversity, personal integrity and judgment, and the ability to devote adequate time to discharge their duties and responsibilities as a Board member. Please see "Director Qualifications and Experience" for further discussion regarding each individual director nominee's particular areas of expertise.

Compensation Committee

The Compensation Committee is appointed by the board of directors to, among other things, discharge the board of directors' responsibilities relating to compensation of the Corporation's directors and officers. The Compensation Committee periodically reviews the adequacy and form of compensation to ensure that it realistically reflects the responsibilities and risks involved in being an effective director or officer and that compensation allows the Corporation to attract qualified candidates. Such review includes an examination of publicly available data as well as independent compensation surveys.

The Compensation Committee is comprised of Mr. Kong, Ms. Ballesta and Mr. Garnero. Each member of the Compensation Committee is considered independent pursuant to National Instrument 52-110 and the NYSE American Governance Rules. Mr. Kong is the Chair of the Compensation Committee.

The Compensation Committee annually reviews and approves corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluates the Chief Executive Officer's performance in light of those goals and objectives and sets the Chief Executive Officer's compensation level based on this evaluation. The Compensation Committee meets without the presence of other executive officers when approving the Chief Executive Officer's compensation.

The Compensation Committee may also consult with outside, independent, compensation advisory firms, if deemed necessary. The Compensation Committee is comprised entirely of independent directors.

Other Committees of the Board of Directors

Other than the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee, the board of directors has established a standing Safety and Sustainability Committee.

From time to time, when appropriate, ad hoc committees of the board of directors may be appointed by the board of directors.

Safety and Sustainability Committee

The Safety and Sustainability Committee is appointed by our board of directors to, among other things, discharge the board’s responsibilities relating to overseeing our processes as they relate to, and reviewing and making recommendations in respect of, health, safety, socially responsible mining practices including sustainable development, community engagement, stakeholder relations, environmental, and GHG emissions management, decarbonization, climate change and human rights. The Safety and Sustainability Committee is responsible for overseeing the Corporation's compliance with applicable laws, rules, regulations and standards of conduct.

The Safety and Sustainability Committee is comprised of Ms. Tudela, Ms. Ballesta and Mr. Garofalo. Each of Ms. Tudela and Ms. Ballesta is considered independent pursuant to National Instrument 52-110 and the NYSE American Governance Rules. Mr. Garofalo is not considered independent as a result of his executive officer position with GRC, a former subsidiary of the Corporation. Ms. Tudela is the Chair of the Safety and Sustainability Committee.

Assessments

The board of directors is required to establish appropriate practices for the regular evaluation of the effectiveness of the board of directors, its committees and its members. Such assessment considers:

(i)	in the case of the board of directors or a committee of the board of directors, its mandate or charter; and

(ii)	in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the board of directors.

The Nominating and Corporate Governance Committee is responsible for assessing the effectiveness of the board of directors and the committees of the board of directors. The Nominating and Corporate Governance Committee recommends to the board of directors any changes that would enhance the performance of the board of directors based on a variety of assessment criteria.

Board Renewal

The Corporation has not adopted any retirement or term limits for directors serving on the board of directors. The board of directors recognizes the value of board renewal and the perspectives that new directors can bring and considers these factors when nominating candidates for directorship and conducting assessments of the board of directors' performance. The board of directors balances these interests against the value of having members with corporate and industry-specific knowledge that can be gained through continuous service.

Diversity

The Corporation believes that diverse perspectives enhance its organizational strength, problem solving ability and opportunity for innovation. Furthermore, the Corporation recognizes that diversity of skill and experience is a critical and valuable consideration in the assessment of the board of directors, its composition and prospective nominee candidates as well as the composition of its senior management team.

The Corporation has adopted a written Diversity Policy (the "Diversity Policy") promoting diversity within the Corporation and all of its subsidiaries, which encompasses its policy relating to the identification and nomination of: (i) women; (ii) Indigenous peoples; (iii) persons with disabilities; and (iv) members of visible minorities (collectively, "Diversity Groups") as directors and members of senior management (as defined in the Diversity Policy). The Nominating and Corporate Governance Committee has the responsibility for the oversight and implementation of this policy.

The Diversity Policy provides that when considering the composition of, and individuals to nominate or hire to, the board of directors and senior management positions, the Nominating and Corporate Governance Committee and the board of directors, as applicable, will consider diversity from a number of aspects, including, but not limited to, gender, age, disability, ethnicity and cultural diversity. The Nominating and Corporate Governance Committee monitors, on an ongoing basis, the implementation and effectiveness of the Diversity Policy, and annually or otherwise when applicable, assesses: (i) the mix of diversity, skill and expertise on the board of directors and in executive officer positions; (ii) measurable objectives set pursuant to the Diversity Policy; and (iii) progress in achieving such measurable objectives. The Corporation's Diversity Policy provides that the Nominating and Corporate Governance Committee will report its assessments to the board which, combined with the oversight by the Nominating and Corporate Governance Committee and ongoing monitoring of representation levels, serves to ensure the implementation of the Diversity Policy.

The Nominating and Corporate Governance Committee takes gender, age, disability, ethnicity, cultural diversity, and skill into consideration as part of its overall recruitment and selection process in respect of potential candidates for the board of directors and executive officer positions. Accordingly, when searching for new directors, executive officers, and members of senior management, the Nominating and Corporate Governance Committee will consider the level of representation of the four designated Diversity Groups on the board of directors and among the Corporation's executive officers and senior management. This will be achieved by monitoring the level of representation of the four designated Diversity Groups on the board of directors, and in executive officer and senior management positions. Furthermore, the Nominating and Corporate Governance Committee has made a commitment to the recruitment from Diversity Groups by making the identification of Diversity Group candidates a key search criterion.

Other than as set forth below, the Corporation has not adopted a formal target regarding any of the four designated Diversity Groups in director, executive officer or senior management positions. The Corporation believes that diversity is an important factor when identifying candidates for director, executive officer and senior management positions and, to that end, encourages members of the Diversity Groups to apply for open positions. The Corporation evaluates diversity as one of a variety of factors when considering a candidate, including their skills, expertise, knowledge, experience and personal characteristics.

In order to promote and increase gender diversity on the board of directors, the Nominating and Corporate Governance Committee and the board of directors adopted a target of 30% female directors by the end of the Corporation's 2024 financial year. This target was achieved in 2025, with female directors comprising 33% of our current directors. Assuming all Nominees are elected at the Meeting, female directors will represent 33% of the board of directors at the close of the Meeting, compared to 25% at the close of last year's Meeting. In order to support the board of directors to maintain the current level of female representation on the board of directors, the board of directors will encourage practices that: (i) require any search for nominees to the board of directors to specifically include diverse candidates generally, and female candidates in particular; and (ii) the Nominating and Corporate Governance Committee and the board of directors will periodically review progress on achieving targets, as applicable. Given the small team of executive officers of the Corporation, the Nominating and Corporate Governance Committee and the board of directors have not adopted a formal target regarding females in executive officer positions.

The Corporation currently has two female directors, representing 33% of our board of directors, and no female executive officers or members of senior management. The Corporation currently has five directors that are visible minorities, representing 67% of our board of directors and two executive officers and members of senior management that are visible minorities, representing 67% of our executive officers and senior management. No Indigenous peoples or persons with disabilities currently serve on the Corporation's board of directors or currently hold any executive officer positions within the Corporation. The Corporation continues to be committed to ongoing review with respect to the diversity of its directors, executive officers and members of senior management, and will continue to consider the effectiveness of the Diversity Policy on an annual basis. The Diversity Policy is available on the Corporation's website at www.goldmining.com.

Majority Voting Policy

The Corporation adopted an amended and restated majority voting policy on March 25, 2024 (the "Majority Voting Policy"). The Majority Voting Policy stipulates that at a shareholder's meeting where directors are to be elected, each director nominee should be elected by a majority (50% plus 1) of the votes cast with respect to his or her election. If, with respect to any particular nominee, such nominee is not elected by a majority of the votes cast with respect to his or her election, then such nominee (the "Unelected Nominee") will not have been elected to the board of directors and there will be no need for the Unelected Nominee to tender his or her resignation. Notwithstanding the foregoing sentence, an Unelected Nominee may continue in office until the earlier of: (i) the 90th day after such Unelected Nominee failed to receive a majority vote, or (ii) the day on which the Unelected Nominee’s successor is appointed or elected. An Unelected Nominee cannot be appointed by the board of directors to fill a vacancy before the next meeting of shareholders, unless the appointment would enable the Corporation, to comply with the applicable minimum director requirements and/or to satisfy Canadian director residency requirements. In the event the board of directors decides to subsequently appoint an Unelected Nominee, the board of directors will announce its decision in a press release within 90 days of the meeting, including reasons for the reappointment, if applicable. This policy does not apply to a contested meeting. The Majority Voting Policy is available on the Corporation's website at www.goldmining.com.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed elsewhere herein, none of the directors or executive officers of the Corporation, nor any person who has held such a position since the beginning of the last completed financial year of the Corporation, nor any proposed Nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere herein, no informed person of the Corporation, proposed director of the Corporation or any associate or affiliate of an informed person or proposed director, has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. For the purposes of this Circular, an "informed person" means: (i) a director or officer of the Corporation; (ii) a director or officer of a person or company that is itself an informed person; or (iii) any person or company who beneficially owns, directly or indirectly, and/or exercises control or direction over voting securities of the Corporation carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent of the Corporation is Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

OTHER BUSINESS

Management of the Corporation knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. However, if any other matter(s) which are not known to management of the Corporation shall properly come before the Meeting, the proxy given pursuant to the solicitation by management of the Corporation will be voted on such matter(s) in accordance with the best judgment of the person(s) voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR+ at www.sedarplus.ca and on the Corporation's website at www.goldmining.com. Additional financial information is provided in the Corporation's comparative audited financial statements and management's discussion and analysis (the "MD&A") for the Corporation's most recently completed financial year, which are also available on SEDAR+. Shareholders may contact the Corporation to request a paper copy of the Meeting Materials or the Corporation's comparative audited financial statements and MD&A at toll free 1-855-630-1001 (extension 324), or by sending a written request to Suite 1830 – 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2, Attention: Chief Financial Officer. There is no cost to Shareholders for requesting a paper copy of the Meeting Materials or the comparative audited financial statements and MD&A.

SHAREHOLDER PROPOSALS

Shareholders that are entitled to vote at an annual meeting of Shareholders may submit to the Corporation proposals for any matter that a person proposes to raise at the next annual meeting of Shareholders. Such notices and proposals must be submitted to the Corporation no earlier than December 16, 2025 and no later than February 14, 2026, subject to the requirements of the CBCA, R.S.C., 1985, c. C-44.

SHAREHOLDER NOMINATIONS

The By-Laws of the Corporation include advance notice provisions, whereby Shareholders may nominate a candidate for election as a director of the Corporation. Such notice must be delivered prior to the Meeting and in accordance with the timelines and other requirements set forth in the By-Laws of the Corporation and in writing and proper form to the Corporation at Suite 1830 – 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2, Attention: Chief Executive Officer. No nominations were received from the Shareholders for consideration at the Meeting.

APPROVAL OF CIRCULAR

The undersigned hereby certifies that the contents and the sending of this Circular have been approved by the directors of the Corporation.

DATED at Vancouver, British Columbia, Canada, this 28th day of March, 2025.

BY ORDER OF THE BOARD OF DIRECTORS OF

GOLDMINING INC.

/s/ Amir Adnani

Amir Adnani

Co-Chairman and Director

SCHEDULE "A"

THIRD AMENDED AND RESTATED STOCK OPTION PLAN

OF

GOLDMINING INC.

March 14, 2022

ARTICLE 1

PURPOSE OF PLAN

1.1       The purpose of the Stock Option Plan (the "Plan") of GoldMining Inc. (the "Corporation") is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries or affiliates, if any, by providing them with the opportunity, through options, to acquire common shares in the share capital of the Corporation (the "Common Shares"), thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

ARTICLE 2

ADMINISTRATION OF PLAN

2.1        The Plan shall be administered by the board of directors of the Corporation or by a special committee of the directors appointed from time to time by the board of directors of the Corporation pursuant to rules of procedure fixed by the board of directors (such committee or, if no such committee is appointed, the board of directors of the Corporation is hereinafter referred to as the "Board"). A majority of the Board shall constitute a quorum and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously by consent in writing, shall be the acts of the directors.

2.2         Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the Board shall be binding and conclusive on all Optionees (as defined herein) under the Plan and on their legal personal representatives and beneficiaries.

2.3         Each option to purchase Common Shares granted hereunder may be evidenced by an agreement in writing, signed on behalf of the Corporation and by the Optionee (as defined herein), in such form as the Board shall approve. Each such agreement shall recite that it is subject to the provisions of this Plan.

ARTICLE 3

STOCK EXCHANGE RULES

3.1         All options granted pursuant to this Plan shall be subject to rules and policies of any stock exchange or exchanges on which the Common Shares are then listed and any other regulatory body having jurisdiction (hereinafter collectively referred to as, the "Exchange").

ARTICLE 4

SHARES SUBJECT TO PLAN

4.1         Subject to adjustment as provided in Article 15 hereof, the Common Shares to be offered under the Plan shall consist of authorized but unissued Common Shares of the Corporation. The aggregate number of Common Shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Corporation from time to time. If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the unpurchased Common Shares subject thereto shall again be available for the purpose of this Plan.

4.2          The maximum number of Common Shares which may be:

(a)

issuable to Insiders, at any time, under all security based compensation arrangements of the Corporation pursuant to which Common Shares may be issued including, without limitation, this Plan, shall not exceed 10% of the issued and outstanding Common Shares at the time of issuance (on a non-diluted basis); and

(b)

issued to Insiders under the Plan together with all of the Corporation's other previously established or proposed security based compensation arrangements pursuant to which Common Shares may be issued within a twelve-month period shall not exceed 10% of the issued and outstanding Common Shares at the time of issuance (on a non-diluted basis).

4.3                The Board may grant Options to Non-Employee Directors under this Plan, provided that the maximum equity value which may be granted by the Corporation in any fiscal year to each Non-Employee Director under this Plan, together with all of the Corporation's other previously established or proposed share compensation arrangements, shall not exceed $150,000 (subject to inflation) in value calculated using the grant date fair value of such equity awards for financial reporting purposes of which no more than $100,000 of value may comprise Options. "Non-Employee Directors" means members of the Board who, at the time of execution of an option agreement, if applicable, are not officers, senior executives or other employees, or consultants, including by virtue of being directly or indirectly party to a consulting agreement or similar arrangement, of the Corporation, its subsidiaries or an affiliate.

ARTICLE 5

MAINTENANCE OF SUFFICIENT CAPITAL

5.1         The Corporation shall at all times during the term of the Plan keep available such numbers of Common Shares as will be sufficient to satisfy the requirements of the Plan.

ARTICLE 6

ELIGIBILITY AND PARTICIPATION

6.1       Directors, officers, consultants and employees of the Corporation or any of its subsidiaries and employees of a person or company which provides management services to the Corporation or any of its subsidiaries ("Management Company Employees") shall be eligible for selection to participate in the Plan (such persons collectively referred to as the "Optionees" and individually, an "Optionee"). Subject to compliance with applicable requirements of the Exchange, Optionees may elect to hold options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Plan in the same manner as if the options were held by the Optionee.

6.2         Subject to the terms hereof, the Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of Common Shares to be subject to each option. In the case of employees or consultants of the Corporation or Management Company Employees, the option agreements to which they are a party must contain a representation of the Corporation that such employee, consultant or Management Company Employee, as the case may be, is a bona fide employee, consultant or Management Company Employee of the Corporation or any of its subsidiaries.

6.3         An Optionee who has been granted an option may, if such Optionee is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional option or options if the Board shall so determine.

ARTICLE 7

EXERCISE PRICE

7.1    The exercise price of Options shall be determined by the Board at the time the Options are granted, but shall not be less than the "market price" of the Common Shares on the last trading day prior to the date on which such options are granted. For purposes of the Option Plan, the "market price" is the last closing price of the Common Shares on the Exchange prior to the date of the grant of the option. In the event that the Common Shares did not trade on the last business day prior to the date of the grant of the option, as the case may be, the market price shall be the volume weighted average trading price of the Common Shares on the Exchange for the five (5) trading days preceding the date of the grant. In the event that the Common Shares are not listed and posted for trading on any exchange, the market price is the fair market value of such shares as determined by the Board in its sole discretion.

7.2    Subject to adjustments under Section 15.1 of this Plan, once the exercise price has been determined by the Board, accepted by the Exchange and the option has been granted, the exercise price of an option may be reduced only upon receipt of Shareholder approval. In the case of options held by Insiders of the Corporation (as defined in the policies of the Exchange), the exercise price of an option may be reduced only if disinterested Shareholder approval is obtained.

ARTICLE 8

NUMBER OF OPTIONED SHARES

8.1      (a)    The number of Common Shares subject to an option granted to any one Optionee shall be determined by the Board, but no one Optionee shall be granted an option which exceeds the maximum number permitted by the Exchange.

(b)     No single Optionee may be granted options to purchase a number of Common Shares equaling more than 5% of the issued Common Shares of the Corporation in any twelve-month period, calculated on the date an option is granted, unless the Corporation has obtained disinterested Shareholder approval in respect of such grant and meets applicable Exchange requirements.

(c)     Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Common Shares of the Corporation in any twelve-month period to any one Consultant of the Corporation (or any of its subsidiaries), calculated at the date an option is granted to the Consultant.

(d)     Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Common Shares of the Corporation in any twelve-month period to all persons retained by the Corporation (or any of its subsidiaries) conducting Investor Relations Activities (as such term is defined in the policies of the Exchange), calculated on the date an option is granted to any such person. Options granted to persons performing Investor Relations Activities will contain vesting provisions such that vesting occurs over at least twelve months with no more than ¼ of the options vesting in any three-month period.

ARTICLE 9

DURATION OF OPTION

9.1      Each option and all rights thereunder shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Articles 11 and 12, provided that in no circumstances shall the duration of an option exceed five years.

9.2      Should the expiry date for an option fall within an interval of time during which the Corporation has determined that one or more Optionees may not trade any securities of the Corporation because they may be in possession of undisclosed material information pertaining to the Corporation or in anticipation of the release of quarterly or annual financials, to avoid potential conflicts associated with applicable securities legislation, (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Corporation, or in respect of an Insider, that Insider, is subject) (a "Blackout Period"), such expiry date shall be automatically extended without any further act or formality to that day which is the tenth (10th) business day after the end of the Blackout Period, such tenth business day to be considered the expiry date for such option for all purposes under the Plan. The tenth business day period referred to in this Article 9 may not be extended by the Board.

ARTICLE 10

OPTION PERIOD, CONSIDERATION AND PAYMENT

10.1    (a)      The option period shall be a period of time fixed by the Board not to exceed the maximum term permitted by the Exchange, provided that the option period shall be reduced with respect to any option as provided in Articles 11 and 12 covering cessation as a director, officer, consultant, employee or Management Company Employee of the Corporation or any of its subsidiaries or death of the Optionee.

(b)    Subject to any vesting restrictions imposed by the Exchange, the Board may, in its sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

(c)    Subject to any vesting restrictions imposed by the Board, options may be exercised in whole or in part at any time and from time to time during the option period. To the extent required by the Exchange, no options may be exercised under this Plan until this Plan has been approved by a resolution duly passed by the Shareholders of the Corporation.

(d)    Except as set forth in Articles 11 and 12, no option may be exercised unless the Optionee is at the time of such exercise a director, officer, consultant, or employee of the Corporation or any of its subsidiaries or a Management Company Employee of the Corporation or any of its subsidiaries.

(e)     The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, addressed to the Chief Executive Officer of the Corporation, specifying the number of Common Shares with respect to which the option is being exercised, and subject to (f) below, accompanied by cash payment, certified cheque, bank draft or wire transfer for the full purchase price of such Common Shares with respect to which the option is exercised. Certificates for such Common Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment. Neither the Optionee nor his or her legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any common shares of the Corporation unless and until the certificates for the Common Shares issuable pursuant to options under the Plan are issued to him or her under the terms of the Plan.

(f)     Subject to Board approval, an Optionee may elect, in its sole discretion, to undertake: (i) a "cashless exercise" pursuant to which the Corporation or its designee (including third party administrators) may deliver a copy of irrevocable instructions to a broker engaged for such purposes to sell the Common Shares otherwise deliverable upon the exercise of the Options and to deliver promptly to the Corporation an amount equal to the exercise price of the Options and all applicable required withholding obligations contemplated by Section 20.1 against delivery of the Common Shares to settle the applicable trade; or (ii) a "net exercise" procedure effected by the Optionee surrendering the applicable portion of a then vested and exercisable Option to the Corporation, that number of Common Shares, disregarding fractions, equal to the value of the exercise price of the Options. In connection with such net exercise, the Optionee shall be entitled to receive such number of whole Common Shares (rounded down to the nearest whole number) obtained pursuant to the following formula:

where:

a = the net number of Common Shares to be issued to the Optionee;

b = the number of Common Shares under the Option being exercised;

c = the closing market price of the Common Shares determined as of the day before the date of delivery of the notice of exercise referred to in Subsection 10.1(e); and

d = the exercise price of the Option;

(g)    In the event of a cashless or net exercise pursuant to Subsection 10.1(f): (i) the Optionee shall comply with Section 20.1 of the Plan with regards to any applicable withholding obligations; and (ii) shall comply with all such other procedures and policies as the Board may prescribe or determine to be necessary or advisable from time to time including prior written consent of the Board, in connection with such exercise. No fractional Common Shares will be issued upon an Optionee making an election pursuant to this Subsection 10.1(g). If the number of Common Shares to be issued to the Optionee in the event of such an election would otherwise include a fraction of a Common Share, the Optionee will have the right to acquire only the next lowest whole number of Common Shares or other security and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

(h)     Notwithstanding any of the provisions contained in this Plan or in any option, any and all obligations of the Corporation whatsoever to issue Common Shares to an Optionee pursuant to the exercise of an option and/or this Plan shall at all times be subject to:

(i)     completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(ii)      the Corporation being satisfied that the issuance of such Common Shares shall not (whether with notice or the passage of time or both) breach, violate or be contrary to any of its constating documents, partnership agreements, applicable laws, regulations, Exchange rules and policies and agreements to which it is a party;

(iii)      the admission of such Common Shares to listing on any Exchange on which the Common Shares may be then listed; and

(iv)    the receipt from the Optionee of such representations, agreements and undertaking, including as to future dealings in such Common Shares, as the Corporation or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this regard, the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Common Shares in compliance with applicable securities laws and for the listing of such Common Shares on any Exchange on which the Common Shares are then listed.

ARTICLE 11

CEASING TO BE A DIRECTOR, OFFICER, CONSULTANT OR EMPLOYEE

11.1   Subject to Article 11.2, if an Optionee ceases to be a director, officer, employee, consultant or Management Company Employee of the Corporation or any of its subsidiaries as a result of having been dismissed from any such position for cause, all unexercised option rights of that Optionee under the Plan shall immediately become terminated and shall lapse, notwithstanding the original term of the option granted to such Optionee under the Plan.

11.2    If an Optionee ceases to be either a director, officer, employee, consultant or Management Company Employee of the Corporation or any of its subsidiaries for any reason other than as a result of having been dismissed for cause as provided in Article 11.1 or as a result of the Optionee's death, such Optionee shall have the right for a period of ninety (90) days (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to be either a director, employee, consultant or Management Company Employee to exercise his option under the Plan to the extent that the Optionee was entitled to exercise it on the date of ceasing to be either a director, officer, employee, consultant or Management Company Employee. Upon the expiration of such ninety (90) day period all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan.

11.3   If an Optionee engaged in providing Investor Relations Activities to the Corporation ceases to be employed in providing such Investor Relations Activities, such Optionee shall have the right for a period of thirty (30) days (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to provide such Investor Relations Activities to exercise his option under the Plan to the extent that the Optionee was entitled to exercise it on the date of ceasing to provide such Investor Relations Activities. Upon the expiration of such thirty (30) day period all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan.

11.4    Nothing contained in the Plan, nor in any option granted pursuant to the Plan, shall as such confer upon any Optionee any right with respect to continuance as a director, consultant, employee or Management Company Employee of the Corporation or of any of its subsidiaries.

11.5     Options shall not be affected by any change of employment of any director, officer, employee, consultant or Management Company Employee.

ARTICLE 12

DEATH OF OPTIONEE

12.1    In the event of the death of any Optionee, the legal representatives of the deceased Optionee shall have the right for a period of one year (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of death of the deceased Optionee to exercise the deceased Optionee's option under the Plan to the extent that it was exercisable on the date of death. Upon the expiration of such period all unexercised option rights of the deceased Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to the deceased Optionee under the Plan.

ARTICLE 13

RIGHTS OF OPTIONEE

13.1    No person entitled to exercise any option granted under the Plan shall have any of the rights or privileges of a Shareholder of the Corporation in respect of any Common Shares issuable upon exercise of such option until certificates representing such Common Shares shall have been issued and delivered.

ARTICLE 14

PROCEEDS FROM SALE OF SHARES

14.1    The proceeds from the sale of Common Shares issued upon the exercise of options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

ARTICLE 15

ADJUSTMENTS AND CLAWBACK

15.1     If the outstanding Common Shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Corporation through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, an appropriate and proportionate adjustment shall be made by the Board in its discretion in the number or kind of Common Shares optioned and the exercise price per Common Share, in regards to previously granted and unexercised options or portions thereof, and in regards to options which may be granted subsequent to any such change in the Corporation's capital. Adjustments under this Article shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional shares shall be required to be issued under the Plan on any such adjustment.

15.2     Upon the liquidation or dissolution of the Corporation, the Plan shall terminate, and any options theretofore granted hereunder shall terminate.

15.3    Unless otherwise provided in the applicable option agreement, if within twelve (12) months following a Change of Control, a Optionee's service, consulting relationship or employment, as applicable, with the Corporation, an affiliate or a continuing entity of the Corporation is terminated without cause or the Optionee resigns from his or her employment with or service to the Corporation, an affiliate or a continuing entity of the Corporation for Good Reason, the vesting and exercisability of all Options then held by such Optionee will be accelerated in full and the expiration of any Options shall be the earlier of the date such Options would otherwise expire and the ninetieth (90th) days following the Optionee's Termination Date.

"Change of Control" means, unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events (a "Change of Control"):

(a)	a re-organization, merger or consolidation of the Corporation with one or more corporations as a result of which the Corporation is not the surviving corporation;

(b)	the sale of substantially all of the assets or the then outstanding common shares of the Corporation to another person or entity;

(c)	a person or entity, other than the current "control person" of the Corporation (as that term is defined in the Securities Act (British Columbia)), becomes a "control person" of the Corporation; or

(d)

a majority of the directors elected at any annual or extraordinary general meeting of Shareholders of the Corporations are not individuals nominated by the Corporation's then-incumbent board of directors;

"Good Reason" as used in connection with the termination of an Optionee's employment with the Corporation or an affiliate, unless otherwise defined in an option agreement or an employment agreement or other service agreement between the Corporation or an affiliate and an Optionee (which definition shall govern), means: (i) without the express written consent of the Optionee, any material negative change or diminution of the Optionee's authority, duties, reporting relationship, or responsibilities; (ii) any material reduction in the Optionee's base salary, fees or hourly wage, as applicable, provided, however, that any reduction in base salary, fees or hourly wage that applies to all similarly situated employees will not constitute "Good Reason" under this Plan; (iii) a change in the geographic location at which the Optionee must perform his or her services that is 75 kilometres or more from the principal location to which he or she was previously based as provided in his or her employment agreement or other service agreement, if any; or (iv) any material breach by the Corporation or an affiliate of the Optionee's employment agreement or other service agreement, if any, in each case, so long as the Optionee has provided the Corporation or an affiliate with written notice of the acts or omissions constituting grounds for Good Reason within thirty (30) days of the condition first occurring and the Corporation or an affiliate shall have failed to rectify, as determined by the Corporation or an affiliate acting reasonably, any such acts or omissions within thirty (30) days of the Corporation's or an affiliate's receipt of such notice;

"Termination Date" means, unless otherwise defined in the applicable option agreement: (i) with respect to an Optionee who is an employee or officer of the Corporation or an affiliate, such Optionee's last day of active employment, and does not include any period of statutory, reasonable or contractual notice or any period of deemed employment or salary continuance; (ii) with respect to an Optionee who is a consultant, the date such consultant ceases to provide services to the Corporation or an affiliate; and (iii) with respect to a Corporation who is a "Non-Employee Director", the date such person ceases to be a director of the Corporation or a subsidiary, effective on the last day of the Optionee's actual and active Board membership, whether such day is selected by agreement with the individual or unilaterally by the Corporation, and whether with or without advance notice to the Optionee, provided that if a Non-Employee Director becomes an employee of the Company or any of its affiliates, such Optionee's Termination Date will be such Optionee's last day of active employment and does not include any period of statutory, reasonable or contractual notice or any period of deemed employment or salary continuance; and "Terminate" and "Terminated" have corresponding meanings.

15.4         All Options, subject to applicable law, shall be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by the Board or required by law during the term of the Optionee's employment or other service with the Corporation that is applicable to employees, directors, consultants or other service providers of the Corporation, and in addition to any other remedies available under such policy and applicable law, may require the cancellation of outstanding Options and the recoupment of any gains realized with respect to Options.

ARTICLE 16

TRANSFERABILITY

16.1     All benefits, rights and options accruing to any Optionee in accordance with the terms and conditions of the Plan are non-assignable and non-transferable.

ARTICLE 17

AMENDMENT AND TERMINATION OF PLAN

17.1    The Board may at any time or from time to time, in its sole and absolute discretion and without the approval of Shareholders of the Corporation, amend, suspend, terminate or discontinue the Plan and may amend the terms and conditions of any options granted hereunder, subject to (a) any required approval of the Exchange and (b) any approval of Shareholders of the Corporation as required by the rules of the Exchange or applicable law, provided that Shareholder approval shall not be required for the following amendments and the Board may make any changes which may include, but are not limited to:

(a)    amendments of a "housekeeping nature";

(b)    amendments for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(c)    amendments which are necessary to comply with applicable law or the requirements of the Exchange;

(d)    amendments respecting administration and eligibility for participation under the Plan;

(e)    changes to the terms and conditions on which options may be or have been granted pursuant to the Plan, including changes to the vesting provisions and terms of any options;

(f)     amendments which alter, extend or accelerate the terms of vesting applicable to options granted pursuant to the Plan; and

(g)    changes to the termination provisions of an option or the Plan which do not entail an extension beyond the original fixed term.

If the Plan is terminated, prior options shall remain outstanding and in effect in accordance with their applicable terms and conditions.

ARTICLE 18

NECESSARY APPROVALS

18.1     The ability of an Optionee to exercise options and the obligation of the Corporation to issue and deliver Common Shares in accordance with the Plan is subject to any approvals, which may be required from Shareholders of the Corporation and any regulatory authority or Exchange having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued to any Optionee for whatever reason, the obligation of the Corporation to issue such Common Shares shall terminate and any option exercise price paid to the Corporation will be returned to the Optionee.

ARTICLE 19

EFFECTIVE DATE OF PLAN

19.1    The Plan has been adopted by the Board subject to the approval of the Exchange and shareholders of the Corporation and, if so approved, subject to the discretion of the Board, the Plan shall become effective upon such approvals being obtained.

ARTICLE 20

WITHHOLDING TAXES

20.1    The Corporation may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation is required by any law or regulation of any governmental authority whatsoever to withhold in connection with this Plan, any Options, the exercise or surrender by an Optionee of any Options or any Common Shares including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Common Shares to be issued under the Plan, until such time as the Optionee has paid the Corporation for any amount which the Corporation is required to withhold with respect to such taxes or other amounts. Without limitation to the foregoing, the Board may adopt administrative rules under the Plan which provide for the sale of Common Shares (or a portion thereof) in the market upon the exercise of any Options under the provisions of the Plan to satisfy withholding obligations under the Plan.

ARTICLE 21

INTERPRETATION

21.1     The Plan will be governed by and construed in accordance with the laws of the Province of British Columbia.

21.2    In this Plan, capitalized terms used herein that are not otherwise defined herein shall have the meaning ascribed thereto in the Company Manual of the Toronto Stock Exchange.

21.3   Nothing in this Plan or in any option shall confer upon any director, officer, employee, consultant or Management Company Employee any right to continue in the employ of the Corporation or any of its subsidiaries or affect in any way the right of the Corporation or any of its subsidiaries to terminate his employment at any time; nor shall anything in this Plan or in any option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any of its subsidiaries to extend the employment of any Optionee beyond the time that he would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any of its subsidiaries or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any of its subsidiaries.

21.4    Nothing in this Plan or any option shall confer on any Optionee any right to continue providing ongoing services to the Corporation or affect in any way the right of the Corporation or any such entity to terminate his, her or its contract at any time, nor shall anything in this Plan or any option be deemed or construed as an agreement, or an expression of intent, on the part of the Corporation or any such entity to extend the time for the performance of the ongoing services beyond the time specified in the contract with any such entity.

21.5     References herein to any gender include all genders.

SCHEDULE "B"

COMPARISON DOCUMENT REFLECTING AMENDMENTS TO

RESTRICTED SHARE PLAN OF

GOLDMINING INC.

AMENDED AND RESTATED RESTRICTED SHARE PLAN ~~Effective november 27, 2018~~ March 28, 2025

ARTICLE ONE
DEFINITIONS AND INTERPRETATION

1.01	Definitions

For purposes of this Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

A.	“Act” means the Canada Business Corporations Act or its successor, as amended from time to time;

B.

“Associate”, where used to indicate a relationship with any person or company, means: (i) any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of the company for the time being outstanding; (ii) any partner of that person or company; (iii) any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity; (iv) any relative of that person who resides in the same home as that person; (v) any person who resides in the same home as that person and to whom that person is married, or any person of the opposite sex or the same sex who resides in the same home as that person and with whom that person is living in a conjugal relationship outside marriage; or (vi) any relative of a person mentioned in clause (v) who has the same home as that person;

C.	“Board” means the Board of Directors of the Corporation;

D.	“Change of Control” means the occurrence of any one or more of the following events:

(i)

a consolidation, reorganization, amalgamation, merger, acquisition or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Corporation and any one or more of its affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Corporation immediately prior to such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement do not, following the completion of such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting rights (on a fully-diluted basis) of the Corporation or its successor;

(ii)	the sale, exchange or other disposition to a person other than an affiliate of the Corporation of all, or substantially all of the Corporation’s assets;

(iii)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(iv)

a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Corporation or upon the execution of a shareholders’ resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change; or

(v)

any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Corporation which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or to direct the casting of 20% or more of the votes attached to all of the Corporation's outstanding Voting Securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);

For the purposes of the foregoing, “Voting Securities” means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities;

E.

“Committee” means the Directors or if the Directors so determine in accordance with Section 2.03 of the Plan, the committee of the Directors authorized to administer the Plan which includes any compensation committee of the Board;

F.	“Corporation” means GoldMining Inc., a corporation incorporated under the Act and includes any successor corporation thereof;

G.

“Deferred Payment Date” means the date for a Participant under the Plan after the Restricted Period and not later than the Participant’s Retirement Date which the Participant has elected to defer receipt of Restricted Shares;

H.	“Designated Affiliate” means the affiliates of the Corporation designated by the Committee for purposes of the Plan from time to time;

I.	“Directors” means the board of directors of the Corporation from time to time;

J.

“Eligible Contractor” means “Consultant” as that term is defined in the Section 2.22 of National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended or replaced from time to time (“NI 45-106”);

K.	“Eligible Directors” means the Directors and the directors of any Designated Affiliate from time to time;

L.	“Eligible Employees” means employees, including officers, whether Eligible Directors or not, and including both full-time and part-time employees, of the Corporation or any Designated Affiliate;

M.

“Insider” means an "Insider" as defined in the TSX Policies, other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Corporation and any Associate of an Insider;

N.	“Investor Relations Activities” has the meaning set out in Section 2.22 of NI 45-106;

O.

“Management Company Employee” means an individual employed by a person providing management services to the Corporation, which are required for the ongoing successful operation of the business enterprise of the Corporation, but excluding a person engaged in Investor Relations Activities;

P.	“Participant” for the Plan means each Eligible Director, Eligible Contractor, Eligible Employee and Management Company Employees to whom Restricted Share Rights are granted;

Q.	“Plan” means the Corporation’s Restricted Share Plan, as same may be amended from time to time;

R.

“Restricted Period” means any period of time that a Restricted Share Right is not exercisable and the Participant holding such Restricted Share Right remains ineligible to receive Restricted Shares, determined by the Committee in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Committee, including but not limited to circumstances involving death or disability of a Participant;

S.

“Retirement” in respect of a Participant means the Participant ceasing to be an Eligible Employee, Eligible Director, Eligible Contractor or Management Company Employee after attaining a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent;

T.	“Retirement Date” means the date that a Participant ceases to be an Eligible Employee, Eligible Director, Eligible Contractor or Management Company Employee due to the Retirement of the Participant;

U.	“Restricted Share Rights” has such meaning as ascribed to such term at Section 3.02 of this Plan;

V.	“Restricted Shares” means the Shares issuable in satisfaction of Restricted Share Rights;

W.	“Shares” means the common shares in the capital of the Corporation, as adjusted in accordance with the provisions of Article Five of this Plan;

X.

“Termination” means: (i) in the case of an Eligible Employee, the termination of the employment of the Eligible Employee with or without cause by the Corporation or a Designated Affiliate or the cessation of employment of the Eligible Employee with the Corporation or a Designated Affiliate as a result of the resignation or otherwise, other than the Retirement, of the Eligible Employee; (ii) in the case of an Eligible Director, the removal of or failure to re-elect or re-appoint the Eligible Director as a director of the Corporation or a Designated Affiliate; and (iii) in the case of an Eligible Contractor, the termination of the services of the Eligible Contractor by the Corporation or a Designated Affiliate; for greater certainty, in each case, other than for death or disability of a Participant;

Y.	“TSX” means the Toronto Stock Exchange; and

Z.	“TSX Policies” means the policies included in the TSX Company Manual and “TSX Policy” means any one of them.

1.02	Securities Definitions: In the Plan, the terms “affiliate” and “subsidiary” shall have the meanings given to such terms in the Securities Act (British Columbia).

1.03	Headings: The headings of all articles, Sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

1.04	Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.05

References to this Restricted Share Plan: The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, Section, paragraph or other part hereof.

1.06	Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

ARTICLE TWO

PURPOSE AND ADMINISTRATION OF THE RESTRICTED SHARE PLAN

2.01

Purpose of the Restricted Share Plan: The Plan provides for the acquisition of Shares by Participants for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of employees, directors, management company employees and consultants of the Corporation and the Designated Affiliates and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Shares by key employees, consultants and directors of the Corporation and Designated Affiliates, it being generally recognized that restricted share plans aid in attracting, retaining and encouraging employees, consultants, management company employees and directors due to the opportunity offered to them to acquire a proprietary interest in the Corporation.

2.02

Administration of the Restricted Share Plan: The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation.

2.03

Delegation to Committee: All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three (3) Directors, including any compensation committee of the Board.

2.04	Record Keeping: The Corporation shall maintain a register in which shall be recorded:

(a)	the name and address of each Participant in the Plan;

(b)	the number of Restricted Share Rights granted to each Participant under the Plan; and

(c)	the number of Restricted Shares issued to each Participant under the Plan.

2.05

Determination of Participants and Participation: The Committee shall from time to time determine the Participants who may participate in the Plan. The Committee shall from time to time determine the Participants to whom Restricted Share Rights shall be granted and the provisions and restrictions with respect to such grant(s), all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant.

2.06	Maximum Number of Shares: The aggregate maximum number of Shares reserved for issuance from treasury under the Plan, subject to adjustment pursuant to Section 5.06, shall not exceed ~~2~~4,700,000 Shares.

The aggregate maximum number of Shares reserved for issuance under the Plan shall be reduced by that number of Restricted Share Rights (as defined below) which are issued in accordance with the provisions of the Plan. Any Shares subject to a Restricted Share Right which have been granted under the Plan and which have been cancelled or terminated in accordance with the terms of the Plan without the applicable Restricted Period having expired will again be available under the Plan.

The maximum aggregate number of Shares which may be:

(a)

available for issuance under the Plan, together with all other security based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Shares from time to time (on a non-diluted basis), subject to adjustments pursuant to Section 5.06;

(b)

issuable to Insiders, at any time, under all security based compensation arrangements of the Corporation pursuant to which Shares may be issued including, without limitation, this Plan, shall not exceed 10% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis); and

(c)

issued to Insiders under the Plan together with all of the Corporation’s other previously established or proposed security based compensation arrangements pursuant to which Shares may be issued within a twelve month period shall not exceed 10% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis).

Furthermore, the maximum equity value which may be granted by the Corporation to each Eligible Director who is not also an Eligible Employee (a “Non-Employee Director”) under the Plan, together with all of the Corporation’s other previously established or proposed share compensation arrangements, shall not exceed $~~100~~150,000 in any fiscal year and may only be granted in lieu of their cash based annual retainers (the “Non-Employee Director Participation Limit”). The Non-Employee Director Participation Limit does not apply where the Corporation is making an initial grant to a new Non-Employee Director upon that person joining the Board.

ARTICLE THREE

RESTRICTED SHARE PLAN

3.01	Restricted Share Plan: The Plan is hereby established for the Participants.

3.02

Participants: Subject to Section 2.06, the Committee shall have the right to grant, in its sole and absolute discretion, to any Participant rights (“Restricted Share Rights”) to acquire any number of fully paid and non-assessable Shares as a discretionary payment in consideration of past services to the Corporation, subject to the Plan and with such provisions and restrictions as the Committee may determine. At the end of the Restricted Period or, if applicable, at a later Deferred Payment Date, and without payment of additional consideration or any other further action on the part of the holder of the Restricted Share Right, the Corporation shall issue to the Participant holding the Restricted Share Right one (1) Share for each Restricted Share Right held by the Participant for which the Restricted Period has expired.

3.03

Restricted Share Right Grant Letter: Each grant of a Restricted Share Right under the Plan shall be evidenced by a Restricted Share Right Grant Letter to the Participant from the Corporation. Such Restricted Share Right Grant Letter shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in a Restricted Share Right Grant Letter. The provisions of the various Restricted Share Right Grant Letters issued under the Plan need not be identical. To the extent that there is any inconsistency between the Plan and the Restricted Share Right Grant Letter or any other communications, the Plan shall prevail.

3.04

Restricted Period: Upon the grant of Restricted Share Rights to a Participant, the Committee shall determine the Restricted Periods applicable to such Restricted Share Rights. For greater certainty, all Restricted Share Rights granted hereunder to a Participant shall vest no later than three (3) years from the grant date, unless deferred in accordance with Section 3.05 of the Plan.

3.05	Deferred Payment Date: Participants may elect to defer the receipt of all or any part of their entitlement to Restricted Shares until a Deferred Payment Date.

3.06

Prior Notice of Deferred Payment Date: Participants who elect to set a Deferred Payment Date must give the Corporation written notice of one or more Deferred Payment Dates not later than thirty (30) days prior to the expiration of the Restricted Period. Participants may change a Deferred Payment Date by providing written notice to the Corporation not later than thirty (30) days prior to the Deferred Payment Date.

3.07

Retirement or Termination during Restricted Period: In the event of the Retirement or Termination of a Participant during the Restricted Period, any Restricted Share Rights held by the Participant shall immediately terminate and be of no further force or effect, provided that the Committee has the absolute discretion to waive such termination.

3.08

Retirement or Termination after Restricted Period: In the event of the Retirement or Termination of the Participant following the Restricted Period and, if applicable, prior to the Deferred Payment Date, the Corporation shall issue forthwith the Restricted Shares in accordance with the Restricted Share Rights held by the Participant.

3.09

Payment of Dividends: Subject to the absolute discretion of the Committee, the Committee may determine to pay Participants cash equal to any cash dividends declared on Shares that would be payable on Restricted Shares issuable in accordance with the Restricted Share Rights for which the Restricted Period has not expired in the manner and at the time such dividends are ordinarily paid to holders of Shares. The Corporation shall pay Participants cash equal to any cash dividends declared and paid on Shares that would be payable on Restricted Shares after the applicable Restricted Period, if the Deferred Payment Date has not occurred, in the manner and at the time such dividends are ordinarily paid to holders of Shares.

3.10

Death or Disability of Participant: In the event of the death or total disability of a Participant, any Restricted Shares represented by Restricted Share Rights held by the Participant shall be immediately issuable by the Corporation.

3.11	Change of Control: In the event of a Change of Control and if, at the time of the Change of Control:

(a)

the Participant is an Eligible Employee and, within 12 months of such Change of Control, the Corporation terminates the employment or services of said Participant/Eligible Employee for any reason other than just cause or any “event of termination” occurs (as defined in the employment agreement or other contractual arrangement in place between the Participant/Eligible Employee and the Corporation) (the “Event of Termination”), then, on the date of such Event of Termination, all Restricted Share Rights outstanding and held by the Participant shall immediately vest and the Corporation shall forthwith issue the Restricted Shares to the Participant notwithstanding any Restricted Period(s) or any applicable Deferred Payment Date(s);

(b)

the Participant is not an Eligible Employee of the Corporation, then all Restricted Share Rights outstanding and held by the Participant shall immediately vest and the Corporation shall forthwith issue the Restricted Shares to the Participant notwithstanding any Restricted Period(s) or any applicable Deferred Payment Date(s).

3.12

Effective Time and Approvals: The Plan herein is effective on the date hereof and is subject to receipt of the approval of the holders of the Corporation's common shares by a resolution passed at a meeting of the shareholders of the Corporation and acceptance by the TSX or any regulatory authority having jurisdiction over the securities of the Corporation. Notwithstanding the forgoing, the Corporation or Committee may make grants prior to obtaining such approval and acceptance, provided that any such grants shall be made subject to the approval of the shareholders of the Corporation.

3.13

Term of the Restricted Share Plan: The Plan herein shall terminate if the shareholder approval of the Plan contemplated in Section 3.12 is not obtained within twelve (12) months of the date hereof. Otherwise, the Plan shall remain in effect until it is terminated by the Board.

ARTICLE FOUR

WITHHOLDING TAXES

4.01

Withholding Taxes: The Corporation or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or any Designated Affiliate of the Corporation is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Share including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Shares to be issued under the Plan, until such time as the Participant has paid the Corporation or any Designated Affiliate of the Corporation for any amount which the Corporation or Designated Affiliate of the Corporation is required to withhold with respect to such taxes or other amounts. For clarity and without limiting the foregoing, such authority includes the right to, whenever Restricted Shares are to be delivered on the vesting of a Restricted Share Right, deduct from any other amounts payable to the Participant any taxes required by law to be withheld with respect to such delivery of such Restricted Shares or to require the Participant to remit to the Corporation in cash an amount sufficient to satisfy any taxes required by law to be withheld. At the sole discretion of the Board, a Participant may be permitted to satisfy the foregoing requirement by: (i) electing to have the Corporation withhold from delivery Restricted Shares having a value equal to the amount of tax required to be withheld (in which case such withheld shares shall not be deducted from the maximum number of Shares available pursuant to Section 2.06 hereof), or (ii) delivering (on a form prescribed by the Corporation) an irrevocable direction to a securities broker approved by the Corporation to sell all or a portion of the Shares and to deliver to the Corporation from the sales proceeds an amount sufficient to pay the required withholding taxes. Without limitation to the foregoing, the Committee may adopt administrative rules under the Plan which provide for the sale of Restricted Shares (or a portion thereof) in the market upon the issuance of such Shares under the provisions of the Plan to satisfy withholding obligations under the Plan.

ARTICLE FIVE

GENERAL

5.01

Amendment of Restricted Share Plan: The Committee may from time to time in the absolute discretion of the Committee amend, modify and change the provisions of the Plan without shareholder approval, provided that any amendment, modification or change to the provisions of the Plan which would:

(a)	materially increase the benefits under the Plan;

(b)	increase the number of Shares, other than by virtue of Sections 5.06 and 5.07 of the Plan, which may be issued pursuant to the Plan;

(c)	make any amendment which increases the Non-Employee Director Participation Limit as set out in Section 2.06;

(d)	materially modify the requirements as to eligibility for participation in the Plan; or

(e)	make any amendment to this Section 5.01 so as to increase the ability of the Board to amend the Plan without shareholder approval;

shall only be effective upon such amendment, modification or change being approved by the shareholders of the Corporation, if required, by the TSX and any other regulatory authority having jurisdiction over the securities of the Corporation. Any amendment, modification or change of any provision of the Plan shall be subject to approval, if required, by any regulatory authority having jurisdiction over the securities of the Corporation.

The Board may discontinue the Plan at any time without first obtaining shareholder approval, provided that, without the consent of a Participant, such discontinuance may not in any manner adversely affect the Participant’s rights under any Restricted Share Right granted under the Plan.

5.02

Non-Assignable: Except as otherwise may be expressly provided for under this Plan or pursuant to a will or by the laws of descent and distribution, no Restricted Share Right and no other right or interest of a Participant is assignable or transferable.

5.03

Rights as a Shareholder: No holder of any Restricted Share Rights shall have any rights as a shareholder of the Corporation prior to the end of the applicable Restricted Period or Deferred Payment Date, as applicable. Subject to Section 3.09, no holder of any Restricted Share Rights shall be entitled to receive, and no adjustment shall be made for, any dividends, distributions or any other rights declared for shareholders of the Corporation for which the record date is prior to the date of expiry of the Restricted Period or Deferred Payment Date, as applicable.

5.04

No Contract of Employment: Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or any Designated Affiliate nor interfere or be deemed to interfere in any way with any right of the Corporation or any Designated Affiliate to discharge any Participant at any time for any reason whatsoever, with or without cause. Participation in the Plan by a Participant shall be voluntary.

5.05

Automatic Extension of Restricted Period or Deferred Payment Date during Black Outs: In the event any Restricted Period expires or a Deferred Payment Date occurs during a self imposed black out period on trading securities of the Corporation, such Restricted Period or Deferred Payment Date shall be automatically extended until 48 hours after such black out period has expired. Notwithstanding Section 3.07, if a Restricted Period is automatically extended pursuant to this Section 5.05, in the event of the Retirement or Termination of a Participant during the time the Restricted Period was extended, the Restricted Share Rights so extended held by the Participant shall not be terminated in accordance with Section 3.07 and shall continue to be in effect.

5.06

Adjustment in Number of Shares Subject to the Restricted Share Plan: In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in:

(a)	the number of Shares available under the Plan; and

(b)	the number of Shares subject to any Restricted Share Rights.

If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Plan.

5.07

Take-over Bid: In the event that the Corporation becomes the subject of a take-over bid pursuant to which 100% of the issued and outstanding Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the incorporating statute, and where consideration is paid in whole or in part in equity securities of the offeror, the Committee may send notice to all holders of Restricted Share Rights requiring them to surrender their Restricted Share Rights within ten (10) days of the mailing of such notice, and the holders of Restricted Share Rights shall be deemed to have surrendered such Restricted Share Rights on the tenth (10th) day after the mailing of such notice without further formality, provided that:

(a)

the offeror delivers with such notice an irrevocable and unconditional offer to grant replacement restricted share rights to the holders of Restricted Share Rights on the equity securities offered as consideration;

(b)	the Committee has determined, in good faith, that such replacement restricted share rights have substantially the same economic value as the Restricted Share Rights being surrendered; and

(c)	the surrender of Restricted Share Rights and the granting of replacement restricted share rights can be effected on a tax-deferred basis under the Income Tax Act (Canada).

5.08	Clawback Policy: Any Restricted Share Right granted under the Plan will be subject to any clawback or similar policy that may be adopted by the Corporation from time to time.

5.09	No Representation or Warranty: The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

5.10

Compliance with Applicable Law: If any provision of the Plan or any Restricted Share Right contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

5.11	Interpretation: This Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia.